

SMITHFIELD FOODS, INC.
ANNUAL REPORT
2002

In this report, we invite you to witness Smithfield Foods' branded fresh and processed meats products in action. Professional chefs and consumers alike share their mouthwatering recipes for dishes ranging from Pork Wellington to Pepperoni Pizza. Try one, and we think you'll agree that "our brands perform."

Smithfield Foods is the world's largest pork processor and hog producer. The company processes 20 million hogs and raises 12 million annually. Since 1981, Smithfield Foods has made 24 acquisitions to expand geographically and diversify into new product segments. The company acquired Moyer Packing Company and Packerland Holdings in fiscal 2002 to become the fifth-largest beef producer in the United States. Beef now accounts for approximately 20 percent of the company's nearly $8 billion in overall annual sales. International sales reached $1.3 billion in fiscal 2002. Outside the United States, Smithfield owns subsidiaries in Canada, France, and Poland and operates joint ventures in Brazil and Mexico.

CONTENTS

FINANCIAL HIGHLIGHTS

Fiscal Years (In thousands, except per share data)	*April 28, 2002*	*April 29, 2001*	*April 30, 2000*
Sales	$7,356,119	$5,899,927	$5,150,469
Net Income[1]	196,886	223,513	75,112
Net Income Per Diluted Share[1]	1.78	2.03	.76
Weighted Average Diluted Shares Outstanding	110,419	110,146	98,772
Additional Information:			
Capital Expenditures	$ 171,010	$ 144,120	$ 100,383
Depreciation Expense	139,942	124,836	109,893
Working Capital	798,426	635,413	609,857
Long-Term Debt and Capital Lease Obligations	1,387,147	1,146,223	1,187,770
Shareholders' Equity	1,362,774	1,053,132	902,909
EBITDA[2,3]	558,165	509,735	310,895
Book Value Per Share	12.41	10.05	8.21
Return on Average Shareholders' Equity[3]	16.2%	18.4%	10.4%

1 *Fiscal 2002 net income and net income per diluted share include unusual items which net to an increase of $1.2 million, or $.01 per diluted share. Fiscal 2001 net income and net income per diluted share include unusual gains of $48.6 million, or $.44 per diluted share. The fiscal 2001 gains relate to the sale of IBP, inc. common stock, net of related expenses, and the sale of a plant.*

2 *EBITDA is computed using income before interest expense, income taxes, depreciation and amortization.*

3 *The fiscal 2002 computation excludes a gain on the sale of IBP, inc. common stock and a loss as a result of a fire at a hog farm. The fiscal 2001 computation excludes gains from the sale of IBP, inc. common stock, less related expenses, and the sale of a plant.*

TO OUR SHAREHOLDERS

I am pleased to report that in fiscal 2002 Smithfield Foods reported another year of record earnings from operations—our fifth in the last six. Earnings rose 12 percent to $196 million, or $1.77 per diluted share, prior to unusual items. I take great pride in these results given the decline in hog prices and other adverse industry conditions we faced the latter part of the year. Most gratifying is the fact that the growth in earnings occurred in our meat processing group, where operating profits increased nearly 50 percent over the prior year while hog production group profits declined only slightly.

It is also gratifying to note that once again FORTUNE magazine recognized our company as the top food stock in total return to shareholders for the last 10 years. This marks the third consecutive year that we have been recognized as either the No. 1 or No. 2 performer in this category.

STRATEGIC STEPS BROADEN OUR FOUNDATION

Fiscal 2002 represented a significant year in the company's history as we broadened our base business through several strategic initiatives. They include the following:

- Heightening awareness of the Smithfield and Smithfield Lean Generation brands in targeted major markets;
- Entry into the beef industry through the purchase of Moyer Packing Company and Packerland Holdings;
- Acquisition of four processed meats companies in the rapidly expanding fully-cooked and prepared foods categories;
- Creation of the Smithfield Deli Group to strengthen our position in the $13 billion deli market, as measured by retail prices; and
- Addition of several key executive positions within our corporate structure to drive growth in key segments of the business and achieve synergistic savings.

BRAND AWARENESS FOR SMITHFIELD AND LEAN GENERATION IS GROWING

During this past fiscal year, the company launched a targeted marketing campaign to significantly broaden the awareness of our Smithfield and Smithfield Lean Generation Pork brands in the New York, Philadelphia, and Chicago markets. Through innovative advertising, we have not only achieved much greater brand awareness but also increased our penetration with several key retailers in these very important markets.

The company acquired a 50 percent interest in case-ready company Pennexx Foods, Inc., with the goal of becoming a multi-protein supplier to the Northeast market. Our Smithfield pork brands, beef from the recently acquired Moyer Packing, and the case-ready capabilities of

Pennexx provide a powerful combination to serve the Greater New York and Philadelphia markets. Anticipating future growth, we have already initiated a major plant expansion project with Pennexx.

In the Chicago area, we won the fresh pork business of Jewel-Osco, a leading retailer in that market. Smithfield now stands at the forefront of branded fresh pork programs, which we believe, will provide a springboard for growth of our processed meats.

The Packerland acquisition adds to our multi-protein capabilities in the Midwest. We are now the fifth-largest beef producer in the United States and well-positioned to offer case-ready beef as well as pork.

VALUE-ADDED ACQUISITIONS OFFER NEW OPPORTUNITIES

The acquisition of RMH Foods, a leading producer of high-quality, precooked pork and beef entrées, allowed our other companies to quickly add this category of products to their branded programs. We believe that the precooked category can compete with home-cooked meals and provide delicious solutions for time-starved families.

Through the acquisition of The Smithfield Companies and Stadler's Country Hams, we solidified our position as the marketer of world-famous Genuine Smithfield Hams. With the addition of Quik-to-Fix, we broadened the company's product lines into fully-cooked and fully-prepared products beyond the pork category and entered distribution channels beyond our traditional markets. Just after our year-end, the company acquired Stefano Foods, a marketer of Italian convenience foods, including stuffed pizza rings and calzones. Our new Smithfield Deli Group will market these products, which represent a significant point of difference in the deli case. In addition to broadening our product line, these products provide both new marketing opportunities and margin enhancement over traditional product categories.

WE'VE ACHIEVED A BETTER BALANCE BETWEEN FRESH AND PROCESSED MEATS

Our strategy of balancing fresh pork and processed meats production with a focus on improving margins produced highly favorable results. Processed meats' percentage of revenues rose to 53 percent from 50 percent. This is significant progress compared to our fresh and processed meats mix following the 1992 opening of our Bladen County plant. After the plant became fully operational, its substantial fresh pork production pushed processed meats' percentage of revenue down to 37 percent. We continue to approach our goal of consuming all of our raw materials internally for value-added products, rather than selling them on the open market.

SMITHFIELD DELI GROUP WILL LEVERAGE PROCESSED MEATS	The deli represents an important growth area in most supermarket chains, and we believe that coordinating our product offerings through one organization, Smithfield Deli Group, can enhance our market share significantly. This group was created to leverage our processed meats product lines across all our operating companies and become an important deli supplier to major retailers and food service customers. We hired Rick Goodman, one of the top professionals in the industry, to lead the group.
A STRONGER MANAGEMENT TEAM POSITIONS US FOR GROWTH	Smithfield Foods has experienced dramatic growth in recent years in terms of sales, breadth, and diversity of our operations, stretching our management team thin. By strengthening our corporate management, we ensure that all areas of the business receive appropriate attention. We have always managed the company in a manner that allows the subsidiaries to operate independently and with an entrepreneurial spirit. We will continue to do so. However, we also want to achieve synergies from our operating companies wherever possible. To that end, we named C. Larry Pope as president and chief operating officer. Previously chief financial officer, Larry has worked closely with me on all of the acquisitions we have made over the last 20 years. He knows our businesses intimately and has the respect of all our managers. He has taken over day-to-day management responsibilities, allowing me to focus on the longer-term strategic direction of Smithfield Foods. We named Joseph W. Luter, IV, an executive vice president to coordinate sales and marketing programs for major retail and food service customers. He also heads a new corporate initiative to maximize synergies among our operating companies. Robert Sharpe II returned to the company as president of our international operations. Bob has considerable experience in managing operations overseas. We also named Lawrence L. Shipp as vice president, logistics, Mansour Zadeh as chief information officer, and Doug Anderson as vice president, rendering. In short, we have a deep, experienced management team to head the company.
INTERNATIONAL OPERATIONS ENJOYED A SOLID YEAR	Our international operations had a very solid and profitable year. Schneiders, with its large market share in Canada, turned in another strong performance. Our French operations produced record earnings on record volume. Animex in Poland continued to suffer losses as demand and industry conditions remained depressed. However, we have seen positive signs following a management change in February, and we

believe that the long-term outlook for our Polish investment is favorable.

We also continue to invest in our joint venture in Mexico, with considerable expansion in hog production and plant operations planned for fiscal 2003. During the year, we also entered into a joint venture in China with a respected Belgium-based partner. We foresee long-term opportunities as the markets in China continue to mature.

WE'RE THE INDUSTRY LEADER IN ENVIRONMENTAL CERTIFICATION

On the environmental front, Smithfield Foods has now received ISO 14001 certification for all our U.S. hog farms east of the Mississippi. We are the world's only agricultural livestock operation to earn this coveted recognition. Moreover, we expect to have our other U.S. farms ISO-certified by the end of the 2002 calendar year, with all processing facilities to follow within two years. ISO certification ensures that our farms have developed clearly defined methods for monitoring and measuring the environmental impact of their activities and for identifying potential problems. Dennis Treacy, who joined us after heading Virginia's department of environmental quality, will be guiding these and our many other environmental efforts. His arrival is confirmation of our environmental principle of "100 percent compliance, 100 percent of the time," in addition to my personal goal of establishing Smithfield Foods as the environmental leader.

WE TAKE FINANCIAL STEWARDSHIP SERIOUSLY

We are fully aware of the current air of suspicion in the marketplace regarding financial reporting ethics. Let me state for the record that the management of Smithfield Foods takes financial reporting very seriously. The company has always followed a policy of conservative, but appropriate, reporting and maintained an attitude of open and full disclosure to our shareholders. We regard financial stewardship as one of the highest responsibilities of management. While pressures to perform for shareholders will always be there, we will remain steadfast in maintaining the highest level of integrity in all our communications with shareholders and the financial markets.

This past year, we successfully renewed and increased our five-year revolving credit facility nearly one year in advance of its expiration. In addition, we issued $300 million of senior unsecured notes in the marketplace. Both of these debt placements were made after September 11, and both issues were substantially oversubscribed. We believe this speaks highly of the integrity of our management.

While the company acquired 4,636,000 treasury shares for almost $95 million during the last year, we reduced the company's overall debt-to-total capitalization level from 52 percent to 50 percent. We will continue to repurchase shares when our stock is out of favor. However, we will continually monitor our debt leverage to ensure we maintain a proper level of underlying capital to guarantee the long-term financial security of this company.

WE'RE FOCUSED ON LONG-TERM PERFORMANCE

As we begin fiscal 2003, hog prices remain sharply depressed and will continue to remain significantly below year-ago levels through the fall of 2003. These lower hog prices are negatively impacting profitability at our production operations and are not being recovered fully in our meat processing group. While these forces are adversely affecting our results in the near term, we remain very confident that the longer-term strategic steps that we have taken will result in higher earnings when these markets return to normal levels.

I have often noted that shareholders who are overly concerned with quarterly results probably should not invest in Smithfield Foods. Market variables beyond our control make it very difficult to ensure steady growth on a quarter-to-quarter, and even year-to-year, basis. That said, few stocks can match our performance over the past 5, 10, or even 20 years. According to the most recent FORTUNE 500 rankings, our 18 percent average annual return over the past decade puts us ahead of all of our peers in the food industry. In fact, our stock's outstanding performance is one of the reasons we made FORTUNE's 2002 list of "America's Most Admired Companies."

I continue to be extremely proud of the 26 percent average annual compound rate of return to shareholders that Smithfield Foods has delivered since current management took control in 1975. In the last 15 years, our stock has outperformed the S&P 500 Index by more than 500 percent.

In closing, our fundamentals are very solid and, in fact, have strengthened significantly from even last year. We have a very clear strategy for growth in an industry where growth has proven difficult to achieve. I have every reason to believe that our long-term outlook is very bright and that Smithfield Foods will continue to produce outstanding returns for our shareholders.

Sincerely,



Joseph W. Luter, III, *Chairman and Chief Executive Officer*
July 12, 2002

OUR
BRANDS
PERFORM


SMITHFIELD
Lean Generation
PORK

PORK TENDERLOIN

97% FAT FREE

Nutrition Facts

Serving Size 4 oz. (112g)
Servings Per Container Varied

Amount Per Serving	
Calories 130	Calories from Fat 25
	% Daily Value*
Total Fat 3g	**5%**
Saturated Fat 1g	**5%**
Cholesterol 60mg	**20%**
Sodium 65mg	**3%**
Total Carbohydrate 0g	**0%**
Protein 24g	
Vitamin C 2% •	Iron 6%

Not a significant source of dietary fiber, sugars, Vitamin A, and calcium.
*Percent Daily Values are based on a 2,000 calorie diet.

American Heart Association



American Heart Association food
saturated fat and cholesterol
people over age 2



Chef Michael Brando of Global Culinary Solutions has created a classic with Smithfield Lean Generation Pork tenderloin: an easy-to-prepare, elegant, and exciting recipe for Pork Wellington.

CHEF BRANDO'S PORK WELLINGTON

Makes 4 servings

[illegible] Smithfield Lean Generation Pork tenderloins
Salt and fresh cracked pepper to taste
[illegible] tablespoons canola oil
[illegible] ounces pancetta, sliced thin
[illegible] ounces fresh spinach leaves
[illegible] sheets of puff pastry, rolled ⅛ inch thick
[illegible] whole egg, beaten in 1 tablespoon oil

Rinse tenderloins and pat dry. Season with salt and pepper. Sauté in canola oil for 5 to 6 minutes on all sides until golden brown. Allow meat to rest for 15 minutes and then refrigerate for 1 hour.

Preheat oven to 350° Fahrenheit. Place pancetta on a parchment-lined baking pan. Cover with another piece of parchment and place another pan on top. Bake for 5 to 7 minutes until slightly brown. Transfer pancetta to paper towel.

Wash spinach and blanch in boiling salted water for about 1 to 2 minutes. Immediately drain and plunge into ice water to stop cooking. Squeeze out excess liquid and lay flat on paper towel.

For each loin: Place pastry on a cool, floured surface. Place a layer of spinach down center of pastry, cover with a layer of pancetta. Place loin atop, cover with pancetta, then spinach. Fold pastry over top of loin and trim edges to fit. Brush all edges with egg wash and pinch closed. Bake on parchment-lined baking sheet, seam-side down, for 20 to 25 minutes. Allow meat to rest 5 minutes and carve into ½ inch thick slices.


PORK
TENDERLOIN



GWALTNEY PORK TENDERLOIN


TENDER
JUICY
Easy to
Prepare!
Pork Tenderloins



JOHN MORRELL MARINATED
PORK TENDERLOIN


TERIYAKI
PORK TENDERLOIN
Generation
PORK



SMITHFIELD MARINATED
PORK TENDERLOIN

Pork tenderloin alternatives: Gwaltney's juicy pork tenderloin, a John Morrell pork tenderloin marinated with barbecue mesquite, and Smithfield's Lean Generation product with a pepper marinade provide alternatives that bring any dish to life.





Gwaltney

Spiral Sliced

Nutrition Facts
Serving Size 3 ozs. (84g)
Servings Per Container Varied
Amount Per Serving
Calories from Fat 70
% Daily Value*
Total Fat 8g 13%
Saturated Fat 3g
Cholesterol 55mg 21%
Sodium 790mg 33%
Total Carbohydrate 1g
Sugars 4g
Protein 15g
Vitamin C 2%
Iron 4%
Not a significant source of dietary fiber, and calcium.
*Percent Daily Values are based on a 2,000 calorie diet

LIFT HERE FOR HEATING & CARVING INSTRUCTIONS

Keep Refrigerated


U.S.
INSPECTED AND PASSED BY DEPARTMENT OF AGRICULTURE
EST. 221-A

SERVING SUGGESTION

HONEY GLAZED
HAM
WITH NATURAL JUICES

FULLY COOKED





All hams aren't created equal. Just ask accomplished chef Liz Schaible, who chooses only the best products to top with her incomparable sauces.

CHEF LIZ SCHAIBLE'S HONEY GLAZED HAM WITH FRESH RED CHERRY SAUCE

The sauce is a sweet and tart complement to a juicy, delectable ham.

1 Gwaltney Spiral Sliced Honey Glazed Ham
2 cups fresh red cherries, pitted
1 cup water
½ cup port wine
½ cup sugar
2 tablespoons currant jelly
½ inch disk fresh ginger
6 whole cloves
4 whole allspice
1 tablespoon cornstarch
1 teaspoon lemon juice

Makes 2 cups

Heat ham according to package directions.

Dissolve cornstarch in 2 tablespoons of water and set aside.

Peel ginger and smash with side of a knife. Combine water, port, sugar, jelly, ginger, cloves, and allspice in a stainless steel-lined saucepan. Bring to a boil, reduce heat, and simmer for 5 minutes.

Strain liquid and return to sauce pan, discarding the whole spices. Add the cherries to the liquid and bring to simmer. Stir in corn starch and simmer for 2 minutes, stirring occasionally.

Place spiral sliced ham fanned out onto platter garnished with fresh mint. Serve sauce on the side warm or at room temperature.


E-Z Cut
HAM
JOHN MORRELL

JOHN MORRELL E-Z CUT HAM


LEAN
SPIRAL SLICED
HONEY GLAZED HAM

SMITHFIELD LEAN GENERATION
SPIRAL SLICED HAM


PATRICK
CUDAHY
Sweet Apple Wood Smoke Flavor
Home Style
Ham
WATER ADDED
Keep Refrigerated
97%
Fat Free

PATRICK CUDAHY SWEET APPLE-WOOD
BONELESS HAM

No one does hams like Smithfield, and no one offers more variety. Our offerings include John Morrell's classic E-Z-Cut ham, Smithfield Lean Generation ham with a honey glaze, and Patrick Cudahy ham with unique Sweet Apple-Wood Smoke flavor.



YEAR IN REVIEW

A focus on branding, value-added products, and broader distribution provided some of the past year's major themes. Over the next several pages, we bring you up-to-date on specific successes, initiatives, and challenges at each of our subsidiaries.

THE SMITHFIELD PACKING COMPANY

Walk into your favorite supermarket and chances are you won't have far to look for Smithfield-branded fresh and processed meats. Smithfield Premium branded packaged processed meats volume climbed 17 percent during the year, with bacon up 25 percent, cold cuts up 41 percent, and hot dogs up 63 percent. Marinated fresh pork volume grew 50 percent and will likely increase by another 25 percent in the coming year as new flavors are introduced.

"These gains are largely the result of strong marketing programs in the Northeast and Midwest," notes Smithfield Packing Company President Lewis Little. "We launched an extensive ad campaign that has really heightened awareness of the Smithfield brand among retailers and consumers."

In the Chicago area, Jewel-Osco supermarkets now carry a full line of Smithfield Lean Generation Pork products. In the Northeast, sales of a branded case-ready version distributed through joint venture partner Pennexx Foods climbed 40 percent.

"We're readying marinated versions of Smithfield Lean Generation Pork as well," says Little. "This product is already prized for its low fat content and quality, and we expect an enthusiastic consumer response to broadening the line."

Tapping into the precooked meats category's explosive growth, Smithfield Packing also successfully launched its line of Smithfield Premium Entrées in 12 major markets. Currently available in six varieties—two each of pork, beef, and chicken—another six will appear on supermarket shelves in late 2002.

On the international front, fresh pork sales to Japan rose 12 percent. Moreover, in a first for branded U.S. fresh pork, a product bearing the Smithfield name will soon be available in Japan's 181 Ito Yokado stores through Sumitomo Corporation.

JOHN MORRELL & CO.

The past year's results offer proof positive that John Morrell & Co. knows how to keep its customers satisfied. Expanding sales to existing customers were largely responsible for the company's 4 percent volume gains in branded processed meats. In the fresh pork arena, sales of moisture-enhanced Tender N Juicy jumped 12 percent.

High-quality, whole-muscle hams, new zipper-packaged versions of lunch meats and hot dogs, and bite-sized appetizers were among the year's individual standouts. With the successful mid-year launch of Convenient Cuisine, John Morrell entered the precooked, refrigerated entrées category. Sales surpassed initial projections, and the company expects significant volume growth in the coming year.

"Consumer demand for upscale, non-frozen entrées is really driving this category's growth," says John Morrell President Joe Sebring. "Convenient Cuisine is now in national distribution, and the product has scored high marks for taste among consumers."

The company's precooked foods expansion can be seen among its subsidiaries as well. Iowa Quality Meats will soon produce precooked pork for the foodservice market, while a retail line of Curly's-branded barbecue products is imminent.

PACKERLAND HOLDINGS

Packerland Holdings, which built its reputation providing beef solutions one customer at a time, has been busy since joining Smithfield Foods in October 2001. Foodservice giant SYSCO, for one, has continued to turn to the Green Bay-based company as the exclusive supplier for its SYSCO Imperial boxed beef.

In retail, Packerland fulfills the private-label beef needs of Ralph's supermarkets, and it recently entered the case-ready arena with private-label beef for the Meijer chain in the Michigan market. The company also expanded its role as a beef supplier to sister company John Morrell & Co., and it successfully assumed the management of Moyer Packing Company, Smithfield's other recent beef acquisition.

For the coming year, Packerland is set to launch an all-natural product under the Smithfield Natural Beef brand. Free of hormones and antibiotics, it will initially be available in the western United States for select retail and foodservice outlets.

Pork Processing Group Revenue by Source

SMITHFIELD FOODS COMPANYWIDE

DOES NOT INCLUDE BY-PRODUCT AND NON-MEAT SALES

☐ PROCESSED ☐ FRESH


47%
50%
82-86
47%
50%
45%
51%
59%
37%
96
59%
37%
97
56%
40%
98
49%
46%
44%
50%
46%
50%
43%
53%
02



JOHN MORRELL®

Convenient CUISINE™

Cooked

ENTREES



Chef Mozell Brown has been baking her famous Smithfield Inn biscuits for 31 years. Fresh from the oven, they're the perfect accompaniment to a great pot roast or pork roast entrée.

MOZELL BROWN'S POT ROAST WITH SMITHFIELD INN BISCUITS

Makes 4-6 servings

- [illegible] cup whole milk
- [illegible] cup sugar
- [illegible] cup shortening
- [illegible] teaspoons salt
- [illegible] tablespoon active dried yeast
- [illegible] cup warm water
- [illegible] egg, slightly beaten
- [illegible] cups bread flour, sifted 3 times
- [illegible] tablespoons butter, melted
- [illegible] package John Morrell Convenient Cuisine Beef Pot Roast with Gravy (prepared according to directions on package)

Scald milk with sugar, shortening, and salt until shortening is almost melted. Allow milk to cool to lukewarm.

In a large bowl, dissolve yeast in warm water and combine with milk mixture. Beat in egg. Add 1 cup of flour and beat well. Mix in remaining flour. On a floured surfaced, knead dough about 20 turns until slightly sticky. Place into a lightly oiled bowl, cover, and allow to rise until doubled in size.

Preheat oven to 400° Fahrenheit.

Punch down dough and roll on a lightly floured surface to ½ inch thickness. Cut out 2-inch rounds. Place rounds on greased baking pan almost touching each other. Let rest for 15 minutes.

Brush tops of biscuits with melted butter. Bake 10 to 12 minutes. Brush again with melted butter.


SMITHFIELD
BEEF TIPS WITH GRAVY

SMITHFIELD BEEF TIPS WITH GRAVY


Homestyle Seasoned Pork Roast
With Gravy

JOHN MORRELL CONVENIENT CUISINE
PORK ROAST WITH GRAVY


Gwaltney
Pork Roast with Gravy

GWALTNEY PORK ROAST WITH GRAVY

Fully cooked beef and pork galore: Smithfield Foods produces several brands of great-tasting products that are ready to eat after 10 minutes in the microwave.



"The cattle being raised for Smithfield Natural are high energy fed, which means that this product will be superior in tenderness and taste to any other natural beef currently on the market," says Packerland President Rich Vesta.

GWALTNEY

Over the past five years, Gwaltney has transformed itself from a mid-Atlantic brand to one with national reach. Today, Gwaltney bacon, pork sausage, sliced luncheon meats, and franks are sold in 48 states and Puerto Rico. With expanded distribution and new product introductions, sales volumes of Gwaltney-branded meats climbed 20 percent during the past year and achieved double-digit gains in seven of eight core categories. Factoring in the company's many popular regional brands—Aberdeen, Valleydale, and Esskay among them—branded products now account for 74 percent of revenue.

"It has been a great year for our branded processed meats, from the continued success of Gwaltney 40% Less Fat Bacon to the 37 percent volume growth in our premium line of Gwaltney spiral sliced ham," notes Gwaltney President Tim Seely.

Among its new products, Gwaltney began marketing two premium smoked boneless hams to complement its bone-in spiral ham and portion line. The company also successfully launched a line of luncheon meats available in 12 flavors, including honey ham and honey turkey breast. In the Baltimore market, Esskay introduced its third Oriole-branded product—a chicken frank—and signed a licensing agreement to produce an all-beef frank under the Redskins brand.

With the acquisition of The Smithfield Companies in July 2001, Gwaltney is now the exclusive producer of Genuine Smithfield Ham. In the coming year, Seely expects to leverage this product's wide appeal through new packaging and line extensions.

"We're excited about the recent acquisition of Stadler's Country Hams as well," he adds. "Stadler's has been a pioneer in the climate-controlled curing process and makes the highest quality, most consistent country ham produced in the United States today."

SCHNEIDERS

Schneiders continues to solidify its position as one of Canada's leading supermarket brands. Processed meats volume climbed a healthy 9 percent as its wieners, sliced meats, and frozen entrées each claimed a spot among the country's 100 best-selling grocery items. Schneiders also became Canada's market leader in the growing lunchkits category.

"We're delighted with the phenomenal success of Hot Stuffs as well, which have become the national market leader in the frozen portable meal category only nine months after introduction," says Schneiders President Doug Dodds. "This pocket-style entrée really hit the mark on flavors and appeals to the consumer's desire for something tasty and convenient. We've leveraged its success by adding breakfast flavors, and we're introducing Lean Stuffs, a low-fat version."

Other successful introductions included Asian Express, marinated, fully cooked pork available at West Coast Costco stores, and extensions to the Heritage 1890 line of slow-cooked, whole-muscle products for the deli counter.

Value-added baked goods and poultry products account for nearly 40 percent of Schneider's earnings. Poultry earnings climbed 30 percent as the company continued to focus on fully cooked items such as nuggets, wings, and breasts for the retail and foodservice markets.

"Moreover, we have plenty of capacity in all areas to support growth, including our new CDN $45 million processed meats plant in Saskatoon," adds Dodds.

ANIMEX & KRAKUS FOODS INTERNATIONAL

Warsaw-based Animex, home of the famed Krakus ham, contended with difficult industry conditions during the past year. However, the company continues to position itself for Poland's eventual European Union entry. When this occurs—likely by 2004—Animex's attractive cost structure stands to make it the lowest-cost fresh meat producer on the continent.

Working with local hog farmers, the company began importing NPD sows from the United Kingdom during the year. This will provide Animex with a steady source of raw materials for products that should appeal to Western European tastes.

Through its close working relationship with Animex, Krakus Foods International continues to be the largest U.S. importer of genuine Polish hams. In its first full year of control over all Animex products sold in the United States, Krakus Foods successfully established a direct sales structure to cover all key markets. In the coming year, the company will capitalize on the strength of the Krakus brand by introducing three new deli hams as well as a line of presliced deli meats.

PATRICK CUDAHY

Significant growth in all core businesses resulted in another record year for Patrick Cudahy, with volume climbing 6 percent and revenue up 11 percent. Sales volume of precooked bacon skyrocketed 50 percent as foodservice customers continued to recognize the product's value in reducing preparation time and food safety concerns. Precooked sausage and presliced ham also enjoyed healthy foodservice gains, with sales


INGREDIENTS: PORK AND BEEF, SALT, DEXTROSE, SPICES, LACTIC ACID STARTER CULTURE, OLEORESIN OF PAPRIKA, DEHYDRATED GARLIC, SODIUM NITRITE, BHA, BHT AND CITRIC ACID.
KEEP REFRIGERATED
PAVONE
Pepperoni
BHA AND BHT WITH CITRIC ACID ADDED TO HELP PROTECT FLAVOR
PATRICK CUDAHY, INC. CUDAHY, WI 53110



She may not be Italian, but Cynthia Robinson performs alchemy with pizza dough and mozzarella. Her kitchen stocks only the finest toppings, including Patrick Cudahy Pavoné Pepperoni.

CYNTHIA ROBINSON'S PEPPERONI PIZZA WITH ROASTED RED PEPPERS AND OLIVES

A zesty pizza highlighted by Patrick Cudahy Pavoné Pepperoni.

Makes one 10-inch pizza

½ red bell pepper
5-ounce piece of prepared pizza dough
[illegible] cup whole milk mozzarella cheese, cut into ½ inch cubes
[illegible] kalamata olives, pitted
[illegible] teaspoon extra virgin olive oil
[illegible] thin slices Patrick Cudahy Pavoné Pepperoni
[illegible] tablespoon grated Parmesan cheese
[illegible] tablespoon coarsely chopped Italian parsley

Preheat oven to 500° Fahrenheit.

Skewer pepper with long-handled fork and hold over flame to roast. Peel off outer layer and slice into ½ inch strips.

Roll or stretch dough into a 10-inch round and place on a lightly oiled pizza baking pan. Arrange the mozzarella evenly over the dough, leaving about a ½-inch rim without cheese. Sprinkle with olives and red pepper strips and brush rim with oil.

Slide pizza into the oven and bake approximately 5 minutes. Add pepperoni slices and sprinkle with Parmesan. Bake [illegible] more minutes or until edges of pizza are golden brown and crispy.

Garnish with chopped Italian parsley, cut into wedges and serve immediately.


PEPPERONI
Nutrition Facts


PATRICK CUDAHY PAVONE PEPPERONI


REAL
Bacon Topping
READY TO EAT
NO Frying
NO Mess


PATRICK CUDAHY BACON TOPPING


SMITHFIELD
Quik-to-Fix
CHEESEBURGERS


QUIK-TO-FIX BEEF TOPPING



Spice and everything nice: Want "the works" on your next pizza? Throw in Patrick Cudahy Pavoné Pepperoni (already sliced) and Real Bacon Topping, along with Quik-To-Fix Beef Topping.



for each up more than 30 percent. Retail bacon sales climbed 15 percent, an impressive feat given the category's modest performance.

"For that we can thank expanded distribution in the Midwest and our bacon's distinctive Sweet Apple-Wood Smoke flavor," says Patrick Cudahy President Roger Kapella. "A newly introduced maple-honey flavor has also been well-received by consumers."

A $25 million plant expansion, completed in May 2002, will ensure that Patrick Cudahy keeps up with product demand. The 110,000 square foot addition increases precooked bacon's capacity by 40 percent and dry sausage's by 25 percent. On the new-product front, the company has high expectations for three Patrick's Pride ham varieties for the deli case—honey, Black Forest, and Sweet Apple-Wood Smoke.

SMITHFIELD FRANCE

French subsidiaries SBS, Imperator, and Jean d'Erguet posted banner processed meats gains during the past year, particularly through growth in private label sales to European hypermarkets. All enjoyed expanding margins as well, in part by having selected items made by sister company Animex in Poland. Smithfield's French and Polish operations are also leveraging their combined buying power to negotiate advantageous terms with suppliers.

QUIK-TO-FIX

Although financially troubled when purchased in July 2001, Quik-To-Fix provided an ideal vehicle for Smithfield's growing participation in the precooked foods category. Quik-To-Fix's range of fully cooked foodservice products includes such items as pub burgers, chili, soups, stews, and breaded steak and chicken patties.

In the nine months following its acquisition, a new management team has made significant progress in stabilizing operations and rebuilding customer relationships. Sales of Quik-To-Fix's popular pub

Branded Fresh Pork as a Percentage of Fresh Pork Volume

SMITHFIELD FOODS DOMESTIC OPERATIONS

PERCENTAGE OF AVAILABLE LOINS, BUTTS, AND RIBS, ADJUSTED FOR BONING


13%
22%
26%
31%
40%
42%
02

burgers climbed 52 percent during this period. The company's increasing retail focus is paying off as well. In May 2002, it began manufacturing a line of private-label precooked burgers for Kroger.

NORTH SIDE FOODS

From Maine to Florida to as far west as Indiana, North Side Foods continues to be a leading supplier of fully cooked sausage and sliced bacon to McDonald's. Despite 9/11, combined sales to the Golden Arches and foodservice customers grew by more than 4 percent in volume. North Side enjoyed double-digit profit gains as well.

"We were really pleased with the performance of our Ember Farms brand of sausage links and patties," notes North Side President Robbie Hofmann. "It benefited from expanded distribution and increased sales to SYSCO and other existing customers."

Food safety concerns have made North Side's fully cooked products a favorite among customers. During the year, the company brought an automated packaging system online that takes its approach to food safety to the next level.

"Now no one handles our sausage from the time the raw materials enter the plant until the product is sealed in a box," says Hofmann. "Since the system uses an inner-seal bag now required by most customers, this should open up new sales opportunities as well."

PENNEXX FOODS

Fifty-percent owned by Smithfield Foods, Pennexx Foods is the premier supplier of branded and private-label case-ready meat in the densely populated Northeast. The three-year-old company saw revenue jump 211 percent to $42 million in the 2001 calendar year. ShopRite and Pathmark are among the growing number of supermarket chains that turn to Pennexx for case-ready pork, beef, lamb, and veal.

"Some of our retail customers have completely converted to case-ready, and we're addressing virtually all their needs," says Pennexx President Mike Queen.

Pennexx markets case-ready versions of Smithfield Lean Generation and Tender 'n Easy fresh pork, Moyer Packing's Steakhouse Classic fresh beef, and other products under its own Cassidy brand. Anticipating rapid growth, Pennexx moved into a state-of-the-art plant in Philadelphia in July 2002 that quadruples its case-ready capacity.

RMH FOODS

Award-winning dishes like Homestyle Pork Roast and Top Sirloin in Bourbon Sauce are just two of the mouthwatering reasons why RMH Foods is a leader in precooked, refrigerated entrées. One of the newest additions to Smithfield Foods, RMH's fiscal 2002 revenues climbed


SMITHFIELD
Generation
PORK

Self-basting

LEAN

PORK LOIN CENTER
CUT CHOPS

Amount/serving	%DV*	Amount/serving	%DV*
Total Fat 6g	9%	**Total Carb** 0g	0%
Sat. Fat 2g	10%	Fiber 0g	0%
Cholest. 75mg	25%	Sugars 0g	
Sodium 300mg	12%	**Protein** 24g	

Vitamin A 0% • Vitamin C 2% • Calcium 0% • Iron 6%

Solution Ingredients: Pork Broth, Potassium Lactate, Salt, Sodium Phosphates, Natural Flavorings.



Keep Refrigerated



Raven Petretti enjoys producing dishes with a Latin flair in her Manhattan kitchen. This recipe, one of her favorites, was passed down from her Tio (Uncle) Guillermo.

RAVEN PETRETTI'S CUBAN STYLE PORK CHOPS

A festive and colorful pork dish, low in fat and bursting with flavor.

Makes 4 servings

4 Smithfield Lean Generation Pork Loin Center Cut Chops
2 garlic cloves, peeled and sliced
1 tablespoon dried oregano
Salt and pepper to taste
2 medium onions, peeled and sliced
1 medium eggplant, peeled and cut into ½ inch cubes
2 medium tomatoes, quartered
½ green bell pepper, cored, seeded, and sliced into ½ inch strips
½ sweet red pepper, cored, seeded, and sliced into ½ inch strips
1 cup beef broth or bouillon
½ cup rum
2 sprigs fresh oregano for garnish

Preheat oven to 400° Fahrenheit.

Rinse pork chops with cold water and pat dry. Combine salt, pepper, and dried oregano. Rub spices into both sides of chops. Place in one layer into a shallow baking dish and press garlic slivers into tops of chops. Bake uncovered for 20 minutes.

Remove from oven. Lower temperature to 350°. Arrange onions, eggplant, tomatoes, and peppers around chops. Pour in beef broth and rum. Bake 1 hour or until pork is tender. Place chops and vegetables on a bed of yellow rice. Pour pan juices over dish and garnish with fresh oregano leaves.


FRESH PO

SMITHFIELD LEAN GENERATION
BONELESS PORK CHOPS


GREAT FOR GRILLING
READY TO COOK
LEAN BONELESS SMOKED
PORK LOIN CHOPS
SMITHFIELD
Nutrition
Facts

SMITHFIELD BONELESS SMOKED
PORK CHOPS


TENDER
JUICY

JOHN MORRELL BONELESS
PORK CHOPS

Boneless and smoked are
variations on the pork chop theme
that provide diversity to
accommodate many recipes.



75 percent to $14 million. Distribution of its flagship Quick & Easy brand jumped 50 percent to 4,500 retail outlets nationwide as Winn-Dixie, Dominick's, QFC, and other supermarket chains came on board.

"Nearly 70 percent of U.S. consumers believe that convenience and speed are critical in dinner preparation, which is why our category is by far the fastest-growing in the retail meat business," explains RMH President Jonathan Rocke. "With our focus on taste and quality, RMH is making the products that people would cook from scratch if they had the time."

RMH also produces John Morrell's Convenient Cuisine brand and is set to launch private label entrée lines for several leading supermarket chains. No wonder, then, that sales are projected to more than double in the coming year.

MURPHY-BROWN

Despite a late-year decline in hog prices, the Murphy-Brown hog production group's $272 million in operating income again led Smithfield Foods in profitability.

"We continue to improve our ability to raise hogs and reduce mortality rates," says Murphy-Brown President Jerry Godwin. "We've also made a lot of strides in cost containment as we continued to consolidate three formerly independent hog production operations. That allowed us to perform strongly even in a market that dealt with such issues as an excess supply of protein."

For example, Godwin points to a reduction in the number of identical diets that have to be manufactured at each of the company's feed mills in North Carolina and Virginia. As a result, mill productivity has increased and each can focus on producing special grinds that allow hogs to absorb nutrients more effectively. In Mexico, where Murphy-Brown has 25,000 sows, a state-of-the-art feed mill has halved feed manufacturing and delivery costs.

Improved scheduling between the hog production and processing operations and the adoption of whole house marketing have also led to cost-saving breakthroughs.

"With whole house marketing, we empty hogs from our finishing houses in a maximum of two truckloads rather than grading them on three separate trips," Godwin explains. "This may not seem like a huge difference, but the savings in transportation and other areas for more than 8 million East Coast hogs reduced costs by $12 million."

Murphy-Brown expects to identify additional areas for cost savings in the coming year, and it continues to focus on improving both hog productivity and the quality and flavor of pork.

Financial Contents

Financial Summary

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Operations:			
Sales	$7,356,119	$5,899,927	$5,150,469
Gross profit	1,092,928	948,903	694,066
Selling, general and administrative expenses	543,952	450,965	390,634
Interest expense	94,326	88,974	71,944
Income from continuing operations before change in accounting principle for income taxes[1]	196,886	223,513	75,112
Net income[1]	196,886	223,513	75,112
Per Diluted Share:			
Income from continuing operations before change in accounting principle for income taxes[1]	$ 1.78	$ 2.03	$ .76
Net income[1]	1.78	2.03	.76
Book value	12.41	10.05	8.21
Weighted average shares outstanding	110,419	110,146	98,772
Financial Position:			
Working capital	$ 798,426	$ 635,413	$ 609,857
Total assets	3,877,998	3,250,888	3,129,613
Long-term debt and capital lease obligations	1,387,147	1,146,223	1,187,770
Shareholders' equity	1,362,774	1,053,132	902,909
Financial Ratios:			
Current ratio	2.11	2.01	1.98
Long-term debt to total capitalization	50.4%	52.1%	56.8%
Return on average shareholders' equity[2,4]	16.2%	18.4%	10.4%
EBITDA[3,4]	$ 558,165	$ 509,735	$ 310,895
Other Information:			
Capital expenditures	$ 171,010	$ 144,120	$ 100,383
Depreciation expense	139,942	124,836	109,893
Common shareholders of record	1,390	1,345	1,514
Number of employees	41,000	34,000	36,500

1 FISCAL 2002 NET INCOME AND NET INCOME PER DILUTED SHARE INCLUDE UNUSUAL ITEMS WHICH NET TO AN INCREASE OF $1.2 MILLION, OR $.01 PER DILUTED SHARE. FISCAL 2001 NET INCOME AND NET INCOME PER DILUTED SHARE INCLUDE UNUSUAL GAINS OF $48.6 MILLION, OR $.44 PER DILUTED SHARE. THE FISCAL 2001 GAINS RELATE TO THE SALE OF IBP, INC. COMMON STOCK, NET OF RELATED EXPENSES, AND THE SALE OF A PLANT. FISCAL 1993 NET INCOME AND NET INCOME PER DILUTED SHARE INCREASED $1.1 MILLION AND $.02, RESPECTIVELY, FOR A CHANGE IN ACCOUNTING FOR INCOME TAXES.

2 COMPUTED USING INCOME FROM CONTINUING OPERATIONS BEFORE CHANGE IN ACCOUNTING PRINCIPLE.

3 EBITDA IS COMPUTED USING INCOME FROM CONTINUING OPERATIONS BEFORE CHANGE IN ACCOUNTING PRINCIPLE, INTEREST EXPENSE, INCOME TAXES, DEPRECIATION AND AMORTIZATION.

4 THE FISCAL 2002 COMPUTATION EXCLUDES A GAIN ON THE SALE OF IBP, INC. COMMON STOCK AND A LOSS AS A RESULT OF A FIRE AT A HOG FARM. THE FISCAL 2001 COMPUTATION EXCLUDES GAINS FROM THE SALE OF IBP, INC. COMMON STOCK, LESS RELATED EXPENSES, AND THE SALE OF A PLANT.

1999	1998	1997	1996	1995	1994	1993
$3,774,989	$3,867,442	$3,870,611	$2,383,893	$1,526,518	$1,403,485	$1,113,712
539,575	387,813	323,795	181,781	146,275	117,616	77,241
295,610	219,861	191,225	103,095	61,723	50,738	42,924
40,521	31,891	26,211	20,942	14,054	11,605	6,183
94,884	53,400	44,937	19,786	31,915	19,319	3,271
94,884	53,400	44,937	15,886	27,840	19,702	3,989
$ 1.16	$ .67	$ .58	$ .27	$ .46	$ .28	$ .05
1.16	.67	.58	.21	.40	.28	.05
6.47	4.83	4.13	3.58	2.96	2.36	2.08
81,924	79,464	77,116	70,000	67,846	67,394	66,790
$ 215,865	$ 259,188	$ 164,312	$ 88,026	$ 60,911	$ 81,529	$ 64,671
1,771,614	1,083,645	995,254	857,619	550,225	452,279	399,567
594,241	407,272	288,486	188,618	155,047	118,942	124,517
542,246	361,010	307,486	242,516	184,015	154,950	135,770
1.46	2.03	1.51	1.26	1.35	1.56	1.57
52.3%	53.0%	48.4%	41.8%	44.4%	41.9%	46.1%
21.0%	16.0%	15.9%	8.7%	18.4%	12.8%	2.3%
$ 252,525	$ 158,725	$ 132,945	$ 79,492	$ 86,619	$ 66,550	$ 31,199
$ 95,447	$ 92,913	$ 69,147	$ 74,888	$ 90,550	$ 25,241	$ 87,992
63,524	42,300	35,825	25,979	19,717	21,327	18,418
1,230	1,143	1,189	1,342	1,571	1,796	1,867
33,000	19,700	17,500	16,300	9,000	8,000	7,000

General

This discussion of management's views on the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

Smithfield Foods, Inc. (the Company) is comprised of a Meat Processing Group (MPG) and a Hog Production Group (HPG). The MPG consists primarily of eight wholly owned domestic meat processing subsidiaries and four international meat processing entities. The HPG consists primarily of three hog production operations located in the U.S. and certain joint venture investments outside the U.S.

Results of Operations

Acquisitions

The following acquisitions affect the comparability of the results of operations for fiscal year 2002, 2001 and 2000:

In October of fiscal 2002, the Company acquired Packerland Holdings, Inc. (Packerland) and its affiliated companies for 6.3 million shares of the Company's common stock plus assumed debt and other liabilities. In June of fiscal 2002, the Company acquired Moyer Packing Company (Moyer) for $90.5 million in cash and assumed debt. Packerland and Moyer represent the Company's newly formed beef processing operations. Prior to the acquisitions, Packerland and Moyer had combined annual sales of approximately $2 billion.

In September of fiscal 2002, the Company acquired the remaining common shares of Schneider Corporation (Schneider), for 2.8 million shares of the Company's common stock. Prior to this transaction, the Company owned approximately 63% of the outstanding shares of Schneider.

In July of fiscal 2002, the Company acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix) for $31.0 million in cash. Prior to the acquisition, Quik-to-Fix had annual sales of approximately $140 million.

In the Company's third quarter of fiscal 2001, Schneider increased its investment in Saskatchewan-based Mitchell's Gourmet Foods Inc. (Mitchell's) to 54%, requiring the Company to consolidate Mitchell's accounts and

Sales
IN MILLIONS


$3,867
$3,775
$5,150
$5,900
$7,356
1998
1999
2000
2001
2002

to discontinue using the equity method of accounting for Mitchell's. For the fiscal year ended October 2000, Mitchell's had annual sales of approximately $190 million.

In January of fiscal 2000, the Company acquired Murphy Farms, Inc. (Murphy) and its affiliated companies for 22.6 million shares of the Company's common stock and the assumption of $203.0 million in debt, plus other liabilities.

In August of fiscal 2000, the Company acquired the capital stock of Société Financière de Gestion et de Participation S.A. (SFGP), a private-label processed meats manufacturer in France. Prior to the acquisition, SFGP had annual sales of approximately $100 million.

Each of these acquisitions was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include the financial position and results of operations from the dates of acquisition.

Consolidated

Fiscal 2002 Compared to Fiscal 2001

Sales increased $1.5 billion, or 24.7%, reflecting $1.3 billion of incremental sales of acquired businesses in fiscal 2002 and 2001 and a 4.3% increase in unit selling prices in the MPG. See the following sections for comments on sales changes by business segment.

Gross profit increased $144.0 million, or 15.2%, primarily the result of higher pork margins in the MPG, the inclusion of $67.5 million of gross profit of acquired businesses and lower raising costs in the HPG. Higher MPG margins were the result of product mix in processed meats, a favorable operating environment for fresh pork and a strong emphasis on branded and value-added fresh pork categories. Gross margin percentage decreased to 14.9% from 16.1% primarily due to the acquisitions of beef operations. The beef operations are primarily non-branded, fresh meat businesses with accompanying lower margins. Excluding the beef operations, current year gross margin percentage increased to 16.9% on improved product mix and margins in processed meats.

Selling, general and administrative expenses increased $93.0 million, or 20.6%. This increase was primarily due to the inclusion of $54.4 million in expenses of acquired businesses, increased advertising and promotion of branded fresh and processed meats, and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah. These increases were partially offset by the elimination of goodwill amortization from the adoption of the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

IN MILLIONS

*THE FISCAL 2002 COMPUTATION EXCLUDES A GAIN ON THE SALE OF IBP, INC. COMMON STOCK AND A LOSS AS A RESULT OF A FIRE AT A HOG FARM. THE FISCAL 2001 COMPUTATION EXCLUDES GAINS FROM THE SALE OF IBP, INC. COMMON STOCK LESS RELATED EXPENSES, AND THE SALE OF A PLANT.


$159
$253
$311
$510*
$558*
1998
1999
2000
2001
2002

Intangible Assets" (SFAS 142) in fiscal 2002. Had SFAS 142 been effective in fiscal 2001, selling, general and administrative expenses would have been reduced by $8.8 million.

Depreciation expense increased $15.1 million, or 12.1%, due to the inclusion of depreciation expense of acquired businesses.

Interest expense increased $5.4 million, or 6.0%, due to the inclusion of the debt of acquired businesses and additional borrowings associated with the acqusitions and the Company's share repurchase program, partially offset by a decrease in the average interest rates on the revolving credit facility and other variable rate debt.

The effective income tax rate increased to 38.0% in fiscal 2002 as compared to 37.4% in fiscal 2001. The increase was due to the increase in the valuation allowance for losses at foreign operations. The Company had a valuation allowance of $28.8 million and $20.2 million related to income tax assets as of April 28, 2002 and April 29, 2001, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

Net income and net income per diluted share for fiscal 2002 and 2001, adjusted for nonrecurring items, are presented below.

	2002		2001	
(IN MILLIONS, EXCEPT PER SHARE DATA)	NET INCOME	PER DILUTED SHARE	NET INCOME	PER DILUTED SHARE
Net income, as reported:	$196.9	$1.78	$223.5	$2.03
Nonrecurring items (net of tax):				
Gain on sale of IBP, inc. common stock	4.2	.04	45.2	.41
Fire loss at a hog farm	(3.0)	(.03)	—	—
Sale of Canadian plant	—	—	3.4	.03
Goodwill amortization	—	—	(8.8)	(.08)
Total nonrecurring items	1.2	.01	39.8	.36
Net income, excluding nonrecurring items	$195.7	$1.77	$183.7	$1.67

Earnings per diluted share, as shown in the preceding table, was also affected by the issuance of shares in connection with the acquisition of Packerland and the purchase of Schneider's remaining shares in fiscal 2002 and the retirement of shares under the Company's share repurchase program in fiscal 2002 and 2001.

Net Income Per Diluted Share

*THE FISCAL 2002 COMPUTATION EXCLUDES A GAIN ON THE SALE OF IBP, INC. COMMON STOCK AND A LOSS AS A RESULT OF A FIRE AT A HOG FARM. THE FISCAL 2001 COMPUTATION EXCLUDES GAINS FROM THE SALE OF IBP, INC. COMMON STOCK LESS RELATED EXPENSES, AND THE SALE OF A PLANT.


$.67
$1.16
$.76
$1.59*
$1.77*
1998
1999
2000
2001
2002

Fiscal 2001 Compared to Fiscal 2000

Sales increased by $749.5 million, or 14.6%, on a 12.0% increase in unit selling prices in the MPG and the incremental sales of acquired businesses in fiscal 2001 and 2000. See the following sections for comments on sales changes by business segment.

Gross profit increased $254.8 million, or 36.7%, primarily the result of the inclusion of Murphy, sharply improved margins in the HPG due to higher live hog prices and higher margins in the MPG. Higher MPG margins were the result of more favorable product mix and increased focus on margin improvement.

Selling, general and administrative expenses increased $60.3 million, or 15.4%, primarily on the inclusion of selling, general and administrative expenses of acquired businesses, increased promotion of processed meats and expenses related to the attempted merger with IBP, inc. (IBP). Also in fiscal 2001, the Company recognized a $5.1 million gain on the sale of a plant in Canada that is reported in selling, general and administrative expenses.

Depreciation expense increased $14.9 million, or 13.6%, primarily related to the inclusion of the depreciation expense of acquired businesses and increased depreciation expense in the existing business reflecting capital expenditures to increase processed meats, case-ready and other value-added fresh pork capacities.

Interest expense increased $17.0 million, or 23.7%, primarily due to the inclusion of interest expense on assumed debt of acquired businesses, additional borrowings associated with the Company's investment in the common stock of IBP and the share repurchase program, partially offset by lower average borrowing costs.

In fiscal 2001, the Company sold 8.2 million shares of IBP common stock resulting in a pretax gain of $79.0 million.

The effective income tax rate was 37.4% for fiscal 2001 and 2000. The Company had a valuation allowance of $20.2 million and $5.3 million related to income tax assets as of April 29, 2001 and April 30, 2000, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

Reflecting the factors previously discussed, net income increased to $223.5 million, or $2.03 per diluted share, in fiscal 2001 up from $75.1 million, or $.76 per diluted share, in fiscal 2000. Excluding the gain on the sale of IBP common stock and the plant in Canada, net of related expenses and income taxes, net income increased to $174.9 million, or $1.59 per diluted share. Earnings per diluted share was also affected by the issuance of shares in connection with the acquisition of Murphy in fiscal 2000 and the retirement of shares under the Company's share repurchase program in fiscal 2001 and 2000.

Total Assets

IN MILLIONS



$1,084
$1,772
$3,130
$3,251
$3,878
1998
1999
2000
2001
2002

Meat Processing Group

MPG Segment Results

(IN MILLIONS)	2002	2001	% CHANGE	2000	% CHANGE
Sales	$7,046.9	$5,584.6	26.2%	$4,984.0	12.1%
Operating profits	198.0	135.2	46.4%	122.9	10.0%

Fiscal 2002 Compared to Fiscal 2001

MPG sales increased $1.5 billion, or 26.2%, due to an 18.6% increase in fresh and processed meats sales volume and a 4.3% increase in average unit selling prices of pork products. The sales volume increases were primarily related to the inclusion of sales of acquired businesses, including 880.2 million pounds, or 94.5% of the total volume increase, from the Company's beef operations, partially offset by sale of a Canadian fresh pork plant in the fourth quarter of fiscal 2001. Excluding acquired businesses, fresh pork volumes increased 2.1% while processed meats volumes remained relatively flat. The increase in average unit selling prices is attributable to the more favorable product mix in processed meats, a strong emphasis on branded and value-added fresh pork categories and price increases to offset higher raw material prices.

Operating profit in the MPG increased $62.8 million due to higher margins in both fresh and processed meats, partially offset by increased advertising and promotional costs and a $5.1 million gain on the sale of a plant in Canada in fiscal 2001. The Company's beef operations contributed $10.0 million to operating profit. Fresh meat margins increased as the Company continued its emphasis on the branded, value-added fresh pork categories. Increased processed meat margins reflected higher pricing and improved product mix.

Fiscal 2001 Compared to Fiscal 2000

MPG sales increased $600.6 million, or 12.0%, on a significant increase in unit selling prices and the inclusion of the sales of acquired businesses. The unit selling price increase was primarily attributable to higher live hog costs and a greater proportion of branded and value-added fresh pork in the sales mix. In fiscal 2001, fresh pork volume increased 2.2%, primarily on branded fresh pork and case-ready while processed meats volume remained relatively flat. Sales volume of other products (primarily by-products) decreased 5.5%. Excluding acquired businesses, sales volume decreased 2.1%, the result of a 3.9% decrease in processed meats volume partially offset by a 0.8% increase in fresh pork volume. Sales volume decreases

Long-Term Debt and Capital Lease Obligations to Total Capitalization



IN MILLIONS
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
TOTAL CAPITALIZATION
53.0%
$768
52.3%
$1,136
56.8%
$2,091
52.1%
$2,199
50.4%
$2,750
1998
1999
2000
2001
2002

in processed meats in the base business reflected the elimination of certain lower margin business due in part to plant closures in Poland and the U.S. These decreases were partially offset by the inclusion of the sales volume of Mitchell's and SFGP.

Operating profit in the MPG increased $12.3 million, the result of sharply higher margins on processed meats offset by lower margins on fresh pork. Margins in processed meats reflected better pricing, lower production costs and improved product mix. Fresh pork margins were down, largely the result of higher live hog costs which were partially offset by an improved product mix resulting from the growth in the branded, value-added and case-ready categories. MPG operating profit also increased due to a $5.1 million gain on the sale of a plant in Canada and the incremental operating profit from acquired businesses.

Hog Production Group

HPG Segment Results

(IN MILLIONS)	2002	2001	% CHANGE	2000	% CHANGE
Sales	$1,265.3	$1,225.8	3.2%	$735.3	66.7%
Operating profits	266.6	281.3	(5.2)%	99.6	182.4%

Fiscal 2002 Compared to Fiscal 2001

HPG sales increased $39.5 million, or 3.2%, due to a small increase in head sold, offset by a slight decrease in live hog prices. HPG had sales of $1.0 billion, at current prices, to the MPG which are eliminated in the Company's Consolidated Statements of Income.

Operating profit in the HPG decreased $14.7 million due to a 1.7% decrease in live hog prices and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah, partially offset by the impact of favorable commodity hedging contracts and lower raising costs.

Fiscal 2001 Compared to Fiscal 2000

HPG sales increased by $490.5 million due to the inclusion of a full year of the sales of Murphy compared to only four months in fiscal 2000. HPG sales also benefited from a 10.5% increase in live hog prices in the base business. With the acquisition of Murphy in fiscal 2000, hogs sold in fiscal 2001 increased to 11.8 million from 7.7 million in the comparable period in fiscal 2000. The HPG had sales of $0.9 billion, at current prices, to the MPG which are eliminated in the Company's Consolidated Statements of Income.

Operating profit in the HPG increased $181.7 million primarily as a result of sharply higher live hog prices, relatively stable grain costs and increased volume from the Murphy acquisition. In addition, the HPG realized cost savings on production efficiencies between the hog production units and the MPG plants.

Liquidity and Capital Resources

The meat processing industry is characterized by high sales volume and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, the Company considers the MPG meat inventories and accounts receivable highly liquid and readily convertible into cash. The Company's hog production operations also have rapid turnover of accounts receivable. Inventory turnover in the HPG is slower; however, mature hogs are readily convertible into cash. Borrowings under the Company's credit facilities are used to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs. Management believes that through internally generated funds and access to global credit markets, funds are available to adequately meet the Company's current and future operating and capital needs.

Cash provided by operations increased to $298.6 million in fiscal 2002 from $218.3 million in fiscal 2001. This increase was primarily attributed to higher earnings, excluding gains on the sale of IBP common stock of $7.0 million and $79.0 million in fiscal 2002 and 2001, respectively. Changes in operating assets and liabilities used $43.9 million of cash in fiscal 2002 compared to $56.4 million in fiscal 2001, primarily due to less cash deposited for commodity hedging commitments, offset by higher accounts receivable balances resulting from a growth in revenue.

Cash used in investing activities was $277.3 million in fiscal 2002 compared to $59.8 million in fiscal 2001. The increase was primarily due to the cost of business acquisitions in fiscal 2002 and the net proceeds from the sale of IBP stock in the prior year. During fiscal 2002, the Company invested $167.0 million in business acquisitions, primarily related to the acquisitions of Moyer and Quik-to-Fix. Capital expenditures totaled $171.0 million primarily related to fresh pork and processed meats expansion and plant improvement projects and additional hog production facilities. In addition, the Company had proceeds of $38.9 million during fiscal 2001 from the sale of property, plant and equipment, primarily the result of the sale of a plant in Canada. As of April 28, 2002, the Company had definitive commitments of $70.8 million for capital expenditures, primarily for processed meats expansion and production efficiency projects.

The Company's financing activities in fiscal 2002 resulted in a net use of $7.7 million of cash. Fiscal 2002 financing activities included the issuance of $300.0 million of eight-year 8.0% senior unsecured notes in October 2001. Net proceeds of the issuance were used to repay indebtedness under the Company's revolving credit facility. This repayment was offset by borrowings on the revolving credit facility to fund net investment activity and to repurchase 4.6 million shares of the Company's common stock. In the first quarter of fiscal 2002, a new credit facility was placed at Animex Sp. z.o.o. (Animex), the Company's Polish subsidiary. This facility provides for up to $100.0 million of financing and replaced numerous short-term and long-term borrowings from local Polish lenders. The facility, which expires in fiscal 2007, is secured by substantially all Animex assets and is guaranteed by the Company. In October 2001, Schneider issued $41.6 million (CDN $65.0 million) of 15-year 7.5% debentures. The debentures are secured by certain assets of Schneider and are guaranteed by the Company. Separately, Schneider also extended its $28.8 million (CDN $45.0 million) committed credit facility to fiscal 2004. In December 2001, the Company entered into a five-year $750.0 million revolving credit agreement. The borrowings are prepayable and bear interest, at the Company's option, at variable rates based on margins over the Federal Funds rate or short-term Eurodollar rates. The margins are a function of the Company's leverage. In connection with this refinancing, the Company repaid all of its borrowings under its previous $650.0 million revolving credit facility, which was terminated. At April 28, 2002, the Company had unused availability of $467.0 million under its primary long-term credit facility.

In February 2002, the Company's board of directors approved a new 2.0 million share repurchase program. As of July 15, 2002, the Company has 1.7 million shares remaining which can be repurchased under this authorization.

Derivative Financial Instruments

The Company is exposed to market risks primarily from changes in commodity prices, as well as changes in interest rates and foreign exchange rates. To mitigate these risks, the Company enters into various hedging transactions that have been authorized pursuant to the Company's policies and procedures. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

Commodity Risk

The Company's meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. These commodities are subject to price fluctuations due to factors beyond the Company's control such as economic and political conditions, supply and demand of these raw materials and competing products, weather, governmental regulation and other circumstances. The Company hedges these commodities when and to the extent management determines conditions are appropriate to mitigate these price risks. While this may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. The Company attempts to closely match the commodity contract terms with the hedged item. As of April 28, 2002, the sensitivity of the Company's open contracts to a hypothetical 10% change in their market price was $4.3 million.

Interest Rate and Foreign Currency Risk

The Company enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure. As of April 28, 2002, the sensitivity of the Company's open interest rate and foreign currency contracts to a hypothetical adverse 10% change in interest rates and foreign exchange rates was $0.6 million and $2.2 million, respectively.

Critical Accounting Policies

The preparation of the Company's Consolidated Financial Statements requires management to make certain estimates and assumptions, which affect the amounts reported in the Company's Consolidated Financial Statements. These estimates may differ from actual results. The following is a summary of accounting policies that require management's estimates and assumptions and are considered critical by the Company.

Goodwill and Intangible Assets

The Company adopted SFAS 142 in fiscal 2002. Accordingly, the Company no longer amortizes goodwill and certain other intangible assets on a periodic basis. Instead, SFAS 142 requires that these assets be tested at least annually for impairment. This test involves comparing the fair value of each reporting unit to the unit's book value to determine if any impairment exists. The Company calculates the fair value of each reporting unit, using estimates of future cash flows when quoted market prices are not available. In fiscal 2002, the Company allocated goodwill and other intangible assets to applicable reporting units, estimated fair value and performed the impairment test. As a result of these procedures, management believes there is no material exposure to a loss from impairment of goodwill and other intangible assets. However, actual results could differ from the Company's cash flow estimates, which would affect the assessment of impairment and, therefore, could have a material adverse impact on the financial statements.

Hedge Accounting

The Company uses derivative financial instruments to manage exposures to fluctuations in commodity prices and accounts for the use of such instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133). SFAS 133 requires a quarterly historical assessment of the effectiveness of the instrument to hedge changes in the fair value of the hedged item. In rare circumstances, volatile activity in the commodity markets could cause this assessment to temporarily reflect the instrument as an ineffective hedge and hedge accounting would be discontinued.

In addition, the Company routinely hedges forecasted transactions. In the unusual circumstance that these transactions fail to occur, hedge accounting would be discontinued. In both situations, the discontinuance of hedge accounting would require changes in the fair value of the derivative instrument to be recognized in current period earnings. Management believes that the assumptions and methodologies used in the accounting for derivative financial instruments are the most appropriate and reasonable for the Company's hedging program.

Risk Factors

As a participant in the meat processing and hog production industries, the Company is subject to risks and uncertainties which, have had at times, and may in the future have, material adverse effects on its results of operations and financial position.

Market Risk

The Company is largely dependent on the cost and supply of hogs, cattle, feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing market forces of supply and demand as well as other factors over which the Company has little or no control. These other factors include fluctuations in the size of North American hog and cattle herds, environmental and conservation regulations, import and export restrictions, economic conditions, weather and livestock diseases. The Company manages these risks through the use of financial instruments, which are described above.

Food Safety and Consumer Health Risk

The Company is subject to risks affecting the food industry generally, including risks posed by food spoilage and contamination, consumer product liability claims, product tampering and the potential cost and disruption of a product recall.

The Company's manufacturing facilities and products are subject to constant federal inspection and extensive regulation in the food safety area (see also Note 12). The Company has systems in place to monitor food safety risks throughout all stages of the manufacturing process (including the production of raw materials in the HPG). However, the Company cannot assure that compliance with procedures and regulations will necessarily mitigate the risk related to food safety nor that the impact of a product contamination will not have a material adverse impact to the financial statements.

Environmental Risk

The Company's operations are subject to extensive and increasingly stringent federal, state and local laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and utilization or disposition of materials and organic wastes or other potential contaminants. See Note 12 for further discussion of regulatory compliance as it relates to environmental risk. Failure to comply with these laws and regulations and future changes to them may result in significant costs including civil and criminal penalties, liability for damages and negative publicity.

The Company has incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations. The Company closely monitors compliance with regulatory requirements through a variety of environmental management systems. However, the Company cannot assure that additional environmental issues will not require currently unanticipated investigation, assessment or expenditures, or that requirements applicable to the Company will not be altered in ways that will require it to incur significant additional costs.

Livestock Health Risk

The Company is subject to risks relating to its ability to maintain animal health status in the HPG. Livestock health problems could adversely impact production, supply of raw material to the MPG and consumer confidence.

The Company monitors herd health on a daily basis and has bio-security procedures and employee training programs in place throughout the hog production network to reduce the risk related to potential exposure of hogs to infectious diseases. Although there have been no reported cases of major livestock disease outbreaks in North America, there have been adverse effects in the livestock industries of Europe and South America from disease, and the Company cannot assure that livestock disease will not have a material adverse affect on its business.

Packer Ban on Livestock Ownership Risk

Recently Congress considered legislation that would have prohibited meat packers from owning livestock except under limited circumstances. This legislation did not pass, but the Company cannot assure that similar legislation affecting its operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted, could have a materially adverse impact on the Company's operations and its financial statements. The Company has and will continue to aggressively challenge any such legislation.

Acquisition Risk

The Company has made numerous acquisitions in recent years and regularly reviews opportunities for strategic growth through acquisitions. These acquisitions may involve large transactions and present financial, managerial and operational challenges including difficulty in integrating personnel and systems, assumption of unknown liabilities and potential disputes with the sellers and other service or product suppliers.

Access to Capital Markets Risk

The Company's operations and investment activities depend upon access to debt and equity capital markets. The Company and certain of its operating subsidiaries have entered into separate debt agreements that contain financial covenants tied to working capital, net worth, leverage, interest coverage, fixed charges and capital expenditures, among other things. The debt agreements restrict the payment of dividends to shareholders and under certain circumstances may limit additional borrowings and the acquisition or disposition of assets.

As currently structured, a breach of a covenant or restriction in any of the agreements could result in a default that would in turn default other agreements allowing the affected lenders to accelerate the repayment of principal and accrued interest on their outstanding loans, if they chose, and terminate their commitments to lend additional funds. The future ability of the Company and its operating subsidiaries to comply with financial covenants, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance which is subject to economic, financial, political, competitive and other factors. As of April 28, 2002, the Company and its subsidiaries are in compliance with the financial covenants and restrictions in all outstanding loan agreements.

Forward-Looking Information

This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking statements include statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the availability and prices of live hogs and cattle, raw materials and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, hedging risk, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the cost of compliance with environmental and health standards, adverse results from on-going litigation, actions of domestic and foreign governments and the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations.

Consolidated Statements of Income

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Sales	$7,356,119	$5,899,927	$5,150,469
Cost of sales	6,263,191	4,951,024	4,456,403
Gross profit	1,092,928	948,903	694,066
Selling, general and administrative expenses	543,952	450,965	390,634
Depreciation expense	139,942	124,836	109,893
Interest expense	94,326	88,974	71,944
Minority interests	3,937	5,829	1,608
Gain on sale of IBP, inc. common stock (Note 11)	(7,008)	(79,019)	—
Income before income taxes	317,779	357,318	119,987
Income taxes	120,893	133,805	44,875
Net income	$ 196,886	$ 223,513	$ 75,112
Net income per basic common share	$ 1.82	$ 2.06	$ .77
Net income per diluted common share	$ 1.78	$ 2.03	$ .76

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED (IN THOUSANDS, EXCEPT SHARE DATA)	APRIL 28, 2002	APRIL 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 71,141	$ 56,532
Accounts receivable less allowances of $9,037 and $6,392	516,672	387,841
Inventories	860,475	729,167
Prepaid expenses and other current assets	72,068	90,155
Total current assets	1,520,356	1,263,695
Property, plant and equipment:		
Land	105,722	76,100
Buildings and improvements	869,060	711,124
Machinery and equipment	1,075,637	855,838
Breeding stock	95,897	94,286
Construction in progress	60,728	59,307
	2,207,044	1,796,655
Less accumulated depreciation	(658,899)	(522,178)
Net property, plant and equipment	1,548,145	1,274,477
Other assets:		
Goodwill	448,273	347,342
Investments in partnerships	119,727	88,092
Other	241,497	277,282
Total other assets	809,497	712,716
	$3,877,998	$3,250,888

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	April 28, 2002	April 29, 2001
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 23,990	$ 35,504
Current portion of long-term debt and capital lease obligations	68,868	79,590
Accounts payable	355,852	278,093
Accrued expenses and other current liabilities	273,220	235,095
Total current liabilities	721,930	628,282
Long-term debt and capital lease obligations	1,387,147	1,146,223
Other noncurrent liabilities:		
Deferred income taxes	276,602	271,516
Pension and postretirement benefits	74,154	77,520
Other	37,302	25,820
Total other noncurrent liabilities	388,058	374,856
Minority interests	18,089	48,395
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 authorized shares	—	—
Common stock, $.50 par value, 200,000,000 and 100,000,000 authorized shares; 110,284,112 and 52,502,951 issued and outstanding.	55,142	26,251
Additional paid-in capital	490,125	405,665
Retained earnings	835,665	638,779
Accumulated other comprehensive loss	(18,158)	(17,563)
Total shareholders' equity	1,362,774	1,053,132
	$3,877,998	$3,250,888

Consolidated Statements of Cash Flows

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN THOUSANDS)	2002	2001	2000
Operating activities:			
Net income	$ 196,886	$ 223,513	$ 75,112
Depreciation and amortization	148,068	140,050	118,964
Deferred income taxes	5,861	(7,151)	13,227
Gain on sale of IBP, inc. common stock	(7,008)	(79,019)	—
Gain on sale of property, plant and equipment	(1,298)	(2,714)	(2,591)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(24,167)	(4,640)	(7,192)
Inventories	(53,814)	(51,169)	(35,976)
Prepaid expenses and other current assets	43,924	29,799	(44,501)
Other assets	(6,265)	(14,276)	2,153
Accounts payable, accrued expenses and other liabilities	(3,618)	(16,111)	6,022
Net cash provided by operating activities	298,569	218,282	125,218
Investing activities:			
Capital expenditures	(171,010)	(144,120)	(100,383)
Business acquisitions, net of cash acquired	(167,035)	(29,725)	(34,596)
Proceeds from sale of IBP, inc. common stock	58,654	224,451	—
Investments in IBP, inc. common stock	—	(147,352)	(51,479)
Investments in partnerships and other assets	(13,338)	(2,013)	(11,810)
Proceeds from sale of property, plant and equipment	15,425	38,920	6,018
Net cash used in investing activities	(277,304)	(59,839)	(192,250)
Financing activities:			
Net repayments on notes payable	(40,407)	(39,676)	(249,393)
Proceeds from issuance of long-term debt	408,869	31,009	269,041
Net (repayments) borrowings on long-term credit facility	(148,000)	12,000	324,000
Principal payments on long-term debt and capital lease obligations	(146,750)	(86,286)	(187,632)
Repurchase and retirement of common stock	(85,716)	(77,768)	(73,145)
Exercise of common stock options	4,323	8,357	4,121
Net cash (used in) provided by financing activities	(7,681)	(152,364)	86,992
Net increase in cash and cash equivalents	13,584	6,079	19,960
Effect of currency exchange rates on cash	1,025	571	(668)
Cash and cash equivalents at beginning of year	56,532	49,882	30,590
Cash and cash equivalents at end of year	$ 71,141	$ 56,532	$ 49,882
Supplemental disclosures of cash flow information:			
Interest paid, net of amount capitalized	$ 95,335	$ 104,362	$ 79,780
Income taxes paid	123,773	126,224	30,315
Noncash investing and financing activities:			
Common stock issued for acquisitions	$ 202,695	$ —	$ 369,407
Common stock repurchases not settled	(7,951)	—	—

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, May 2, 1999	41,847	$20,924	$180,020	$340,154	$ 1,148	$ 542,246
Comprehensive income:						
Net income	—	—	—	75,112	—	75,112
Unrealized loss on securities	—	—	—	—	(3,882)	(3,882)
Foreign currency translation	—	—	—	—	(6,561)	(6,561)
Minimum pension liability	—	—	—	—	(4,389)	(4,389)
Total comprehensive income						60,280
Common stock issued	15,604	7,802	361,605	—	—	369,407
Exercise of stock options	232	116	4,005	—	—	4,121
Repurchase and retirement of common stock	(2,978)	(1,489)	(71,656)	—	—	(73,145)
Balance, April 30, 2000	54,705	27,353	473,974	415,266	(13,684)	902,909
Comprehensive income:						
Net income	—	—	—	223,513	—	223,513
Unrealized gain on securities	—	—	—	—	45,899	45,899
Reclassification adjustment for gains included in net income	—	—	—	—	(45,200)	(45,200)
Foreign currency translation	—	—	—	—	(3,167)	(3,167)
Minimum pension liability	—	—	—	—	(1,411)	(1,411)
Total comprehensive income						219,634
Exercise of stock options	425	212	8,145	—	—	8,357
Repurchase and retirement of common stock	(2,627)	(1,314)	(76,454)	—	—	(77,768)
Balance, April 29, 2001	52,503	26,251	405,665	638,779	(17,563)	1,053,132
Two-for-one stock split	52,503	26,251	(26,251)	—	—	—
Comprehensive income:						
Net income	—	—	—	196,886	—	196,886
Transition adjustment for hedge accounting	—	—	—	—	(12,617)	(12,617)
Unrealized gain on securities	—	—	—	—	5,188	5,188
Foreign currency translation	—	—	—	—	234	234
Minimum pension liability	—	—	—	—	(969)	(969)
Reclassification adjustments:						
Hedge accounting	—	—	—	—	11,823	11,823
Securities	—	—	—	—	(4,254)	(4,254)
Total comprehensive income						196,291
Common stock issued	9,573	4,787	197,908	—	—	202,695
Exercise of stock options	341	171	4,152	—	—	4,323
Repurchase and retirement of common stock	(4,636)	(2,318)	(91,349)	—	—	(93,667)
Balance, April 28, 2002	110,284	$55,142	$490,125	$835,665	$(18,158)	$1,362,774

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SMITHFIELD FOODS, INC. AND SUBSIDIARIES / (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 1
Summary of Significant Accounting Policies

Nature of Business

Smithfield Foods, Inc. and subsidiaries (the Company) is comprised of a Meat Processing Group (MPG) and a Hog Production Group (HPG). The MPG consists primarily of eight wholly owned domestic meat processing subsidiaries and four international meat processing entities. The HPG consists primarily of three domestic hog production operations and certain joint ventures outside of the U.S.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company after elimination of all material intercompany balances and transactions. Investments in partnerships are recorded using the equity method of accounting.

Management uses estimates and assumptions in the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest April 30. Fiscal 2002, 2001 and 2000 were all 52 weeks.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash equivalents approximates market value. As of April 28, 2002 and April 29, 2001, cash and cash equivalents include $20,651 and $2,670, respectively, in short-term marketable securities.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market. Cost includes raw materials, labor and manufacturing and production overhead. Inventories consist of the following:

	APRIL 28, 2002	APRIL 29, 2001
Hogs on farms	$349,215	$331,060
Fresh and processed meats	409,193	316,929
Manufacturing supplies	74,909	60,823
Other	27,158	20,355
	$860,475	$729,167

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods from 20 to 40 years. Machinery and equipment is depreciated over periods from two to 20 years. Breeding stock is depreciated over two and one-half years. Assets held under capital leases are classified as property, plant and equipment and amortized over the lease terms. Lease amortization is included in depreciation expense. Repairs and maintenance charges are expensed as incurred. Improvements that materially extend the life of the asset are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

Interest on capital projects is capitalized during the construction period. Total interest capitalized was $1,757 in fiscal 2002, $2,788 in fiscal 2001 and $3,293 in fiscal 2000. Repair and maintenance expenses totaled $206,133, $178,928 and $160,222 in fiscal 2002, 2001 and 2000, respectively.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" (SFAS 141) and SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142).

SFAS 141 requires any business combinations to be accounted for by the purchase method. Additionally, SFAS 141 further clarifies the criteria for recognizing identifiable intangible assets separate from goodwill. The Company has applied SFAS 141 to all business combinations in fiscal year 2002 (Note 2).

SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. This statement requires that acquired goodwill and other indefinite-life intangible assets are no longer periodically amortized into income, but are subject to an annual impairment measurement. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company elected early adoption of SFAS 142. In accordance with SFAS 142, fiscal 2002 does not include amortization of acquired goodwill and other indefinite-life intangible assets. The Company has allocated goodwill to its reporting units and performed an assessment of potential capital impairment. Management does not believe that there is significant exposure to a loss from impairment of acquired goodwill and other intangible assets. Had SFAS 142 been effective in fiscal 2001 and 2000, net income and diluted net income per common share would have been $232,329, or $2.11 per diluted share, and $81,535, or $.83 per diluted share, respectively.

Deferred debt issuance costs are amortized over the terms of the related loan agreements.

Investments in Partnerships

The Company uses the equity method of accounting for its investments in joint ventures and other entities in which it has more than 20%, but not more that 50% voting interest. The table below summarizes the Company's various partnership investments as of April 28, 2002 and April 29, 2001.

	2002	2001
Agroindustrial del Noroeste	$ 28,021	$22,709
Carolina Turkeys	27,983	23,789
Granjas Carroll de Mexico	19,430	13,756
Other	44,293	27,838
	$119,727	$88,092

Derivative Financial Instruments and Hedging Activities

On April 30, 2001, the first day of fiscal 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133). All derivatives are reflected at their fair value and are recorded in current assets and current liabilities in the Consolidated Balance Sheets as of April 28, 2002. Derivative instruments consist primarily of exchange-traded futures contracts.

The accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and the appropriate documentation maintained. Hedging relationships are established pursuant to the Company's risk management policies and are initially and regularly evaluated to determine whether they are expected to be, and have been, highly effective hedges. If a derivative ceases to be a highly effective hedge, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized in earnings each period. Changes in the fair value of derivatives not designated in a hedging relationship are recognized in earnings each period.

For derivatives designated as a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedges), the changes in the fair value of the derivative as well as changes in the fair value of the hedged item attributable to the hedged risk are recognized each period in earnings. If a firm commitment designated as the hedged item in a fair value hedge is terminated or otherwise no longer qualifies as the hedged item, any asset or liability previously recorded as part of the hedged item is recognized currently in earnings.

For derivatives designated as a hedge of a forecasted transaction or of the variability of cash flows related to a recognized asset or liability (cash flow hedges), the effective portion of the change in fair value of the derivative is reported in other comprehensive income and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Gains or losses deferred in accumulated other comprehensive income associated with terminated derivatives and derivatives that cease to be highly effective hedges remain in accumulated other comprehensive income until the hedged item affects earnings. Forecasted transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted transaction is no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income is recognized in earnings currently.

On April 30, 2001, upon adoption of SFAS 133, the Company recorded a $12,716 after-tax loss as a cumulative effect of an accounting change resulting in an increase of other comprehensive loss in shareholders' equity (net of income tax benefits of $7,968) to recognize the fair value of all derivative financial instruments. All of the transition adjustment recorded in other comprehensive loss at April 30, 2001, was reclassified into earnings during fiscal 2002.

With the adoption of SFAS 133, the accounting for certain aspects of derivative instruments and hedging activities was different in periods prior to its adoption. Prior to fiscal 2002, when the Company entered into derivative commodity instruments (primarily futures contracts) unrealized and realized gains and losses on those hedge contracts were deferred and recognized in income in the same manner as the hedged item. No unrealized gains or losses were reported in other comprehensive income. Prior to fiscal 2002, the Company did not have any significant activity with interest rate or foreign currency derivatives.

Foreign Currency Translation

For the Company's foreign operations, the local currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the period-ending exchange rate. Statement of income amounts are translated to U.S. dollars using average exchange rates during the period. Translation gains and losses are reported as a component of other comprehensive income in shareholders' equity. Gains and losses from foreign currency transactions are included in current earnings.

Revenue Recognition

Revenues from product sales are recorded upon shipment to customers.

Self-Insurance Programs

The Company is self-insured for certain levels of general and vehicle liability, property, workers' compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and incurred but not reported claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

Net Income Per Share

The Company presents dual computations of net income per share (Note 13). The basic computation is based on weighted average common shares outstanding during the period. The diluted computation reflects the potentially dilutive effect of common stock equivalents, such as stock options, during the period. On September 14, 2001, a two-for-one stock split of the Company's common stock was effected in the form of a stock dividend. Accordingly, all historical share and per share amounts have been restated to reflect the stock split.

Recently Issued Accounting Standards

The Emerging Issues Task Force (EITF) has issued consensuses EITF 00-14, "Accounting for Certain Sales Incentives," EITF 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." These standards relate to income statement classification of advertising, promotional and certain rebate costs. These were effective beginning in the fourth quarter of fiscal 2002. The adoption of these standards has no material impact to sales or expenses as reported in the Company's Consolidated Statements of Income.

Reclassifications

Certain prior year amounts have been restated to conform to fiscal 2002 presentations.

Note 2 Acquisitions

In October of fiscal 2002, the Company acquired Packerland Holdings, Inc. (Packerland) and its affiliated companies for 6.3 million shares of the Company's common stock plus assumed debt and other liabilities. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $103,964.

In June of fiscal 2002, the Company acquired Moyer Packing Company (Moyer) for $90,491 in cash plus assumed debt. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $6,665.

Had the acquisitions of Packerland and Moyer occurred at the beginning of fiscal 2001, sales, net income and net income per diluted share would have been $8,220,010, $202,460 and $1.78, respectively, for fiscal 2002 and $7,957,954, $235,283 and $2.02, respectively, for fiscal 2001.

In September of fiscal 2002, the Company acquired the remaining common shares of Schneider Corporation (Schneider) for 2.8 million shares of the Company's common stock. Prior to this transaction, the Company owned approximately 63% of the outstanding shares of Schneider. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $13,670.

In July of fiscal 2002, the Company acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix) for $31,038 in cash.

In the Company's third quarter of fiscal 2001, Schneider increased its investment in Saskatchewan-based Mitchell's Gourmet Foods Inc. (Mitchell's) to 54%, requiring the Company to consolidate Mitchell's accounts and to discontinue using the equity method of accounting for Mitchell's. The balance of the purchase price in excess of the fair value of assets acquired and liabilities assumed at the date of acquisition was recorded as goodwill totaling $21,457.

In January of fiscal 2000, the Company acquired Murphy Farms, Inc. (Murphy) and its affiliated companies for 22.6 million shares of the Company's common stock and the assumption of approximately $203,000 in debt, plus other liabilities. Had the acquisition of Murphy occurred at the beginning of fiscal 2000, sales, net income and net income per diluted share would have been $5,329,074, $77,633 and $.65, respectively.

In May of fiscal 2000, the Company acquired Carroll's Foods, Inc. (Carroll's) and its affiliated companies and partnership interests for 8.7 million shares of the Company's common stock and the assumption of approximately $231,000 in debt, plus other liabilities.

In August of fiscal 2000, the Company acquired the capital stock of Société Financière de Gestion et de Participation S.A. (SFGP), a private-label processed meats manufacturer in France.

Each of these acquisitions was accounted for using the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the financial position and results of operations from the dates of acquisition. Had the acquisitions of Quik-to-Fix, Mitchell's, SFGP and the purchase of the remaining shares of Schneider occurred at the beginning of the fiscal years in which they were acquired, there would not have been a material effect on sales, net income or net income per diluted share for such fiscal years.

The following table provides information on the amounts added to the Consolidated Balance Sheets for acquisitions in fiscal 2002. Total assets acquired in fiscal 2001 were approximately $87,000.

	WORKING CAPITAL	TOTAL ASSETS	LONG-TERM DEBT
Packerland	$62,213	$349,446	$122,927
Moyer	27,609	132,525	7,559
Other	24,962	76,057	3,321

Note 3
Debt

Long-term debt consists of the following:

	APRIL 28, 2002	APRIL 29, 2001
8.00% senior unsecured notes, due October 2009	$ 300,000	$ —
Long-term credit facility, expiring December 2006	259,000	407,000
7.625% senior subordinated notes, due February 2008	185,137	185,137
8.52% senior notes, due August 2006	100,000	100,000
7.89% senior note, payable through October 2009	75,000	85,000
Variable rate note, payable through October 2009	62,500	67,500
8.25% note, payable through March 2006	60,000	75,000
8.44% note, payable through October 2009	50,000	50,000
7.50% debentures, due October 2016	41,624	—
8.34% senior notes, due August 2003	40,000	40,000
Variable rate note, payable through July 2011	29,000	—
8.63% note, payable through July 2011	24,167	—
Miscellaneous with interest rates ranging from 3.04% to 13.80%, due July 2002 through October 2017	208,460	191,512
	1,434,888	1,201,149
Less current portion	(64,542)	(75,623)
	$1,370,346	$1,125,526

Scheduled maturities of long-term debt are as follows:

FISCAL YEAR	
2003	$ 64,542
2004	132,018
2005	66,774
2006	64,599
2007	438,899
Thereafter	668,056
	$1,434,888

In December 2001, the Company entered into a five-year $750,000 revolving credit agreement. The borrowings are prepayable and bear interest, at the Company's option, at variable rates based on margins over the Federal Funds rate or short-term Eurodollar rates. The margins are a function of the Company's leverage. In connection with this refinancing, the Company repaid all of its borrowings under its previous $650,000 revolving credit facility, which was terminated.

In October 2001, the Company issued $300,000 of eight-year 8.0% senior unsecured notes, due 2009. The net proceeds were used to repay indebtedness under the Company's revolving credit facility.

In the first quarter of fiscal 2002, a new credit facility was put in place at Animex Sp. z.o.o. (Animex), the Company's Polish subsidiary. This facility provides for up to $100,000 of financing to replace numerous short-term and long-term borrowings from local Polish lenders. The facility, which expires in fiscal 2007, is secured by substantially all Animex assets and is guaranteed by the Company.

In October 2001, Schneider issued $41,624 (CDN $65,000) of 15-year 7.5% debentures. The debentures are secured by certain assets of Schneider and are guaranteed by the Company. Separately, Schneider also extended its $28,817 (CDN $45,000) committed credit facility to fiscal 2004.

The Company has aggregate credit facilities totaling $812,300. As of April 28, 2002, the Company had unused capacity under these credit facilities of $500,600. These facilities are generally at prevailing market rates. The Company pays a commitment fee on the unused portion of the aggregate revolving credit facilities.

Average borrowings under credit facilities were $343,480 in fiscal 2002, $415,724 in fiscal 2001 and $305,470 in fiscal 2000 at average interest rates of approximately 4.5%, 7.3% and 7.5%, respectively. Maximum borrowings were $554,424 in fiscal 2002, $524,997 in fiscal 2001 and $458,922 in fiscal 2000. Total outstanding borrowings were $281,429 and $442,504 with average interest rates of 3.9% and 5.9% as of April 28, 2002 and April 29, 2001, respectively.

The senior subordinated notes are unsecured. Senior notes are secured by certain of the Company's major processing plants and hog farm facilities. The $750,000 credit facility is secured by substantially all of the Company's U.S. inventories and accounts receivable.

The Company's various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to shareholders. As of April 28, 2002, the Company is in compliance with all debt covenants.

The Company determines the fair value of public debt using quoted market prices and values all other debt using discounted cash flow techniques at estimated market prices for similar issues. As of April 28, 2002, the fair value of long-term debt, based on the market value of debt with similar maturities and covenants, was approximately $1,467,495.

Note 4
Income Taxes

Income tax expense consists of the following:

	2002	2001	2000
Current tax expense:			
Federal	$ 95,782	$121,070	$26,994
State	11,064	15,416	3,174
Foreign	8,186	4,470	1,480
	115,032	140,956	31,648
Deferred tax expense (benefit):			
Federal	2,332	(7,362)	9,500
State	1,098	(1,479)	1,073
Foreign	2,431	1,690	2,654
	5,861	(7,151)	13,227
	$120,893	$133,805	$44,875

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:

	2002	2001	2000
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.3	2.4	1.7
Taxes on foreign income which differ from the statutory U.S. federal rate	2.3	0.7	2.9
Foreign sales corporation benefit	(2.9)	(0.7)	(2.0)
Other	1.3	—	(0.2)
	38.0%	37.4%	37.4%

The tax effects of temporary differences consist of the following:

	April 28, 2002	April 29, 2001
Deferred tax assets:		
Accrued expenses	$ 16,506	$ 11,909
Tax credits, carryforwards and net operating losses	11,893	19,059
Intangibles	4,515	2,462
Other	1,893	6,321
	$ 34,807	$ 39,751
Deferred tax liabilities:		
Property, plant and equipment	$138,771	$123,560
Accounting method change	114,573	128,900
Investments in subsidiaries	39,514	40,089
Other	3,061	—
	$295,919	$292,549

As of April 28, 2002 and April 29, 2001, the Company had $15,490 and $18,718, respectively, of net current deferred tax assets included in prepaid expenses and other current assets. The Company had a valuation allowance of $28,824 and $20,214 related to income tax assets as of April 28, 2002 and April 29, 2001, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

The tax credits, carryforwards and net operating losses expire from fiscal 2003 to 2022.

As of April 28, 2002, foreign subsidiary net earnings of $49,599 were considered permanently reinvested in those businesses. Accordingly, federal income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Note 5
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	APRIL 28, 2002	APRIL 29, 2001
Payroll and related benefits	$ 96,735	$ 80,960
Self-insurance reserves	35,000	31,870
Other	141,485	122,265
	$273,220	$235,095

Note 6
Shareholders' Equity

Authorized Common Shares

On August 29, 2001, the Company's shareholders approved an amendment to the articles of incorporation providing for an increase in the number of authorized common shares from 100,000,000 to 200,000,000.

Stock Split

As discussed in Note 1, the Company effected a two-for-one stock split of its common stock on September 14, 2001. Share amounts presented in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity reflect the actual share amounts outstanding for each period presented. Stock option agreements provide for the issuance of additional shares for the stock split. All stock options outstanding and per share amounts for all periods have been restated to reflect the effect of this split.

Share Repurchase Program

As of April 28, 2002, the board of directors has authorized the repurchase of shares of the Company's common stock. The Company repurchased 4,636,300, 5,253,870 and 5,956,800 shares in fiscal 2002, 2001 and 2000, respectively. As of April 28, 2002, the Company has authorization to repurchase 2,153,030 additional shares.

Preferred Stock

The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, none of which are issued. The board of directors is authorized to issue preferred stock in series and to fix, by resolution, the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

Stock Options

The Company's 1992 Stock Option Plan and its 1998 Stock Incentive Plan (collectively, the incentive plans) provide for the issuance of nonstatutory stock options to management and other key employees. Options were granted for periods not exceeding 10 years and exercisable five years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. There are 11,000,000 shares reserved under the incentive plans. As of April 28, 2002, there were 3,533,000 shares available for grant under the incentive plans.

The following is a summary of stock option transactions for fiscal years 2000 through 2002:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at May 2, 1999	4,285,000	$ 7.98
Granted	110,000	11.99
Exercised	(464,000)	5.77
Cancelled	(230,000)	8.43
Outstanding at April 30, 2000	3,701,000	8.34
Granted	1,480,000	13.22
Exercised	(849,000)	5.89
Cancelled	(130,000)	11.42
Outstanding at April 29, 2001	4,202,000	10.46
Granted	1,845,000	18.99
Exercised	(341,000)	6.66
Cancelled	(20,000)	13.22
Outstanding at April 28, 2002	5,686,000	$13.45

The following table summarizes information about stock options outstanding as of April 28, 2002:

				OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 5.76 to 7.65	1,261,000	2.0	$ 6.01	1,261,000	$6.01
8.23 to 9.39	210,000	5.5	8.57	140,000	8.23
13.12 to 14.59	2,310,000	7.3	13.45	—	—
15.81 to 16.34	60,000	5.8	16.03	—	—
18.20 to 21.84	1,845,000	9.1	18.99	—	—
$ 5.76 to 21.84	5,686,000	6.6	$13.45	1,401,000	$6.23

The Company does not recognize compensation costs for its stock option plans. Had the Company determined compensation costs based on the fair value at the grant date for its stock options granted subsequent to fiscal 1995, the Company's net income and net income per share would have decreased.

The fair value of each stock option share granted is estimated at date of grant using the Black-Scholes option pricing model and weighted average assumptions:

	2002	2001	2000
Net income, as reported	$196,886	$223,513	$75,112
Pro forma net income	193,888	221,686	73,960
Net income per share, as reported:			
Basic	$ 1.82	$ 2.06	$ .77
Diluted	1.78	2.03	.76
Pro forma net income per share:			
Basic	$ 1.79	$ 2.05	$ .76
Diluted	1.76	2.01	.75
Weighted average fair values of option shares granted	$ 9.00	$ 6.64	$ 5.84
Expected option life	7.0 years	7.0 years	7.0 years
Risk-free interest rate	5.1%	6.3%	5.9%
Expected annual volatility	35.0%	35.0%	35.0%
Dividend yield	0.0%	0.0%	0.0%

Preferred Share Purchase Rights

On May 30, 2001, the board of directors of the Company adopted a new Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current price, a number of the acquiring company's common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one two-thousandth of a Series A junior participating preferred share (Preferred Share), par value $1.00 per share, at an exercise price of $90.00 subject to adjustment. Each Preferred Share will entitle its holder to 2,000 votes and will have an aggregate dividend rate of 2,000 times the amount, if any, paid to holders of common stock. The Rights will expire on May 31, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the board of directors for $.00005 per Right. Generally, each share of common stock issued after May 31, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss consist of the following:

	APRIL 28, 2002	APRIL 29, 2001
Minimum pension liability	$ (9,953)	$ (8,984)
Foreign currency translation	(6,534)	(6,768)
Unrealized loss on securities	(877)	(1,811)
Losses on hedge accounting	(794)	—
Accumulated other comprehensive loss	$(18,158)	$(17,563)

Note 7
Derivative Financial Instruments

The Company's meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate these price risks. While this may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. The Company attempts to closely match the commodity contract terms with the hedged item. The Company also enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure.

Cash Flow Hedges

The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of live hogs, live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Derivative gains or losses from these cash flow hedges are deferred in other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted purchases or sales affect earnings. To match the underlying transaction being hedged, derivative gains or losses associated with anticipated purchases are recognized in cost of sales and amounts associated with anticipated sales are recognized in sales in the Consolidated Statements of Income. Ineffectiveness related to the Company's cash flow hedges were not material in fiscal 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during 2002 as a result of it becoming probable that the forecasted transaction will not occur.

Fair Value Hedges

The Company's commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy or sell live hogs, live cattle, corn and soybean meal. Derivative gains and losses from these fair-value hedges are recognized in earnings currently along with the change in fair value of the hedged item attributable to the risk being hedged. Gains and losses related to hedges of firm commitments are recognized in cost of sales in the Consolidated Statement of Income. Ineffectiveness related to the Company's fair value hedges were not material in fiscal 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during fiscal 2002.

Foreign Currency and Interest Rate Derivatives

In accordance with the Company's risk management policy, certain foreign currency and interest rate derivatives were executed in fiscal 2002. These derivative instruments were recorded as cash flow hedges and were not material to the results of operations.

The following table provides the fair value of the Company's open derivative financial instruments as of April 28, 2002 and April 29, 2001.

	2002	2001
Livestock	$ 4,978	$ (351)
Grains	16	(20,102)
Other commodities	(345)	(139)
Interest rates	(1,116)	(441)
Foreign currency	(269)	—

As of April 28, 2002, no commodity futures contracts exceed twelve months. As of April 28, 2002, the weighted average maturity of the Company's interest rate and foreign currency financial instruments are sixteen and six months, respectively, with maximum maturities of 50 and 12 months, respectively. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

Note 8
Pension and Other Retirement Plans

The Company provides substantially all U.S. and Canadian employees with pension benefits. Salaried employees are provided benefits based on years of service and average salary levels. Hourly employees are provided benefits of stated amounts for each year of service. The Company's funding policy is to contribute the minimum amount required under government regulations. Pension plan assets are invested primarily in equities, debt securities, insurance contracts and money market funds.

The Company provides health care and life insurance benefits for certain retired employees. These plans are unfunded and generally pay covered costs reduced by retiree premium contributions, co-payments and deductibles. The Company retains the right to modify or eliminate these benefits.

The changes in the status of the Company's pension and postretirement plans, the related components of pension and postretirement expense and the amounts recognized in the Consolidated Balance Sheets are as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
	APRIL 28, 2002	APRIL 29, 2001	APRIL 28, 2002	APRIL 29, 2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$480,444	$425,190	$ 26,783	$ 26,633
Service cost	11,344	11,194	471	523
Interest cost	35,463	32,535	1,917	1,916
Plan amendments	5,257	1,437	—	—
Employee contributions	1,324	1,183	—	—
Acquisitions	—	36,048	—	—
Benefits paid	(32,494)	(32,366)	(1,862)	(1,818)
Foreign currency changes	(2,311)	(7,379)	(187)	(739)
Actuarial loss	18,892	12,602	2,603	268
Benefit obligation at end of year	517,919	480,444	29,725	26,783
Change in plan assets:				
Fair value of plan assets at beginning of year	465,551	411,273	—	—
Actual return on plan assets	32,039	39,422	—	—
Acquisitions	—	37,447	—	—
Employer and employee contributions	11,717	18,550	1,862	1,818
Foreign currency changes	(2,722)	(8,775)	—	—
Benefits paid	(32,494)	(32,366)	(1,862)	(1,818)
Fair value of plan assets at end of year	474,091	465,551	—	—
Reconciliation of accrued cost:				
Funded status	(43,828)	(14,893)	(29,725)	(26,783)
Unrecognized actuarial loss (gain)	28,826	1,726	(1,832)	(1,053)
Unrecognized prior service cost	14,171	14,322	—	—
(Accrued) prepaid cost at end of year	$ (831)	$ 1,155	$(31,557)	$(27,836)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 39,537	$ 38,601	$ —	$ —
Accrued benefit liability	(68,138)	(64,687)	(31,557)	(27,836)
Intangible asset	11,237	12,533	—	—
Minimum pension liability	16,533	14,708	—	—
Net amount recognized at end of year	$ (831)	$ 1,155	$(31,557)	$(27,836)

Components of net periodic costs include:

	PENSION BENEFITS		
	2002	2001	2000
Service cost	$ 11,344	$ 11,194	$ 10,779
Interest cost	35,463	32,535	30,251
Expected return on plan assets	(39,623)	(36,339)	(35,468)
Net amortization	1,089	1,315	1,174
Net periodic cost	$ 8,273	$ 8,705	$ 6,736

	POSTRETIREMENT BENEFITS		
	2002	2001	2000
Service cost	$ 471	$ 523	$ 596
Interest cost	1,917	1,916	2,006
Net amortization	(297)	(336)	(124)
Net periodic cost	$2,091	$2,103	$2,478

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $208,540, $202,386 and $139,404, respectively, as of April 28, 2002 and $200,361, $192,731 and $137,316, respectively, as of April 29, 2001. As of April 28, 2002, the amount of Company common stock included in plan assets was 2,777,048 shares with a market value of $58,596.

In determining the projected benefit obligation and the accumulated postretirement benefit obligation in fiscal 2002 and 2001, the following weighted average assumptions were made:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
	APRIL 28, 2002	APRIL 29, 2001	APRIL 28, 2002	APRIL 29, 2001
Discount rate	7.2%	7.4%	7.5%	7.5%
Expected return on assets	8.6%	8.7%	—	—
Compensation increase	3.6%	3.5%	—	—

In determining the accumulated postretirement benefit obligation in fiscal 2002, the assumed annual rate of increase in per capita cost of covered health care benefits for U.S. plans was 12.5% and decreased by 0.5% each year until leveling at 5.5%. For non-U.S. plans, the assumed annual rate of increase was 7.0% for fiscal 2002 and decreased by 0.5% each year until leveling at 5.0%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trends would have the following effect:

	ONE PERCENTAGE POINT INCREASE	ONE PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components	$ 133	$ (132)
Effect on accumulated benefit obligation	$1,707	$(1,645)

Note 9
Lease Obligations and Commitments

The Company leases transportation equipment under operating leases ranging from one to ten years with options to cancel at earlier dates. Minimum rental commitments under all noncancelable operating leases are as follows:

FISCAL YEAR	
2003	$ 31,554
2004	27,911
2005	20,462
2006	16,471
2007	15,837
Thereafter	16,167
	$128,402

Rental expense was $42,434 in fiscal 2002, $39,612 in fiscal 2001 and $32,425 in fiscal 2000. Rental expense in fiscal 2002, 2001 and 2000 included $262, $3,228 and $2,566 of contingent maintenance fees, respectively.

The Company has a sale and leaseback arrangement for certain hog production facilities accounted for as capital leases. The arrangement provides for an early termination at predetermined amounts in fiscal 2004. Future minimum lease payments under capital leases are as follows:

FISCAL YEAR	
2003	$ 5,979
2004	12,097
2005	2,602
2006	1,876
2007	563
Thereafter	1,179
	24,296
Less amounts representing interest	(3,169)
Present value of net minimum obligations	21,127
Less current portion	(4,326)
Long-term capital lease obligations	$16,801

As of April 28, 2002, the Company had definitive commitments of $70,883 for capital expenditures primarily for processed meats expansion and production efficiency projects.

The Company has agreements, expiring from fiscal 2004 through 2013, to use cold storage warehouses owned by partnerships, which are owned 50% by the Company. The Company has agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees. In fiscal 2002, 2001 and 2000, the Company paid $8,811, $9,079 and $8,505, respectively, in fees for use of the facilities. As of April 28, 2002 and April 29, 2001, the Company had investments of $739 and $834, respectively, in the partnerships.

The Company has an agreement to provide a $30,000 line of credit to Pennexx Foods, Inc. (Pennexx), a case-ready meat provider, 50% owned by the Company. As of April 28, 2002, Pennexx has outstanding borrowings of $4,492 on this line. The Company is guarantor on a $20,000 line of credit of Agroindustrial del Noreste, a 50% owned venture in Mexico. As of April 28, 2002, $3,000 was outstanding on the line of credit.

Note 10
Related Party Transactions

A director of the Company holds an ownership interest in Murfam Enterprises, LLC (Murfam) and DM Farms, LLC. These entities own farms that produce hogs under contract to the Company. Murfam also produces and sells feed ingredients to the Company. In fiscal 2002, 2001 and 2000, the Company paid $24,278, $25,236 and $7,565, respectively, to these entities for the production of hogs and feed ingredients. In fiscal 2002, 2001 and 2000, the Company was paid $16,531, $16,325 and $3,382 by these entities for associated farm and other support costs. The Company believes that the terms of the arrangements are at prevailing market prices.

A director of the Company is the chairman, president and chief executive officer and a director of Prestage Farms, Inc. (Prestage). The Company has a long-term agreement to purchase hogs from Prestage at prices that, in the opinion of management, are equivalent to market. Pursuant to this agreement with Prestage, the Company purchased $176,443, $157,510 and $138,705 of hogs in fiscal 2002, 2001 and 2000, respectively.

A director of the Company holds a 51% ownership interest in Prestage-Stoecker Farms, Inc. (Stoecker). This entity purchases feeder pigs, feed, medications and supplies from the Company. Stoecker also reimburses the Company for certain support costs. In fiscal 2002, 2001 and 2000, Stoecker paid the Company $199,042, $186,612 and $39,508, respectively. As of April 28, 2002 and April 29, 2001, the Company had trade receivables from Stoecker of $62,566 and $43,579, respectively, and a note receivable from Stoecker of $8,095 and $8,823, respectively.

Note 11
Gain on the Sale of IBP, inc. Common Stock

In fiscal 2002 and 2001, the Company sold 2,913 and 8,193 shares, respectively, of IBP, inc. (IBP) common stock resulting in nonrecurring, pretax gains of $7,008 and $79,019, respectively. Expenses incurred during fiscal 2001 related to the attempted merger with IBP and the expenses of the subsequent sale of these shares totaled $7,500. The after-tax gains on the sales, net of expenses, amounted to $4,254 and $45,200 for fiscal 2002 and 2001, respectively.

Note 12
Regulation and Litigation

Like other participants in the meat processing industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency (EPA) and corresponding state agencies as well as the United States Department of Agriculture, the United States Food and Drug Administration and the United States Occupational Safety and Health Administration. Management believes that the Company presently is in compliance with all these laws and regulations in all material respects and that continued compliance with these standards will not have a material adverse effect on the Company's financial position or results of operations. In addition, the EPA has recently proposed to extensively modify its regulations governing confined animal feeding operations. These proposed modifications are scheduled to be finalized by December 2002 and could have a significant impact on the Company's hog production operations. The Company is committed to responsible environmental stewardship in its operations.

The Company from time to time receives notices from regulatory authorities and others asserting that it is not in compliance with such laws and regulations. In some instances, litigation ensues, including the matters discussed below. Although the suits below remain pending and relief, if granted, would be costly, the Company believes that their ultimate resolution will not have a material adverse effect on the Company's financial position or annual results of operations.

The Water Keeper Alliance Inc., an environmental activist group from the State of New York, has recently filed or caused to be filed a series of lawsuits against the Company and its subsidiaries and properties, as described below.

In June 2000, Neuse River Foundation, Richard J. Dove, d/b/a The Neuse Riverkeeper, D. Boulton Baldridge, d/b/a The Cape Fear Riverkeeper, New River Foundation, Inc., Tom Mattison, d/b/a The New Riverkeeper, and The Water Keeper Alliance Inc. filed a lawsuit in the General Court of Justice, Superior Court Division, of the State of North Carolina, against the Company, Carroll's Foods, Inc., Brown's of Carolina, Inc., Murphy Farms, Inc., Wendell H. Murphy, Sr., Wendell H. Murphy, Jr., and Joseph W. Luter, III. The lawsuit alleged among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste disposal lagoons and spray fields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste disposal lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company's motion and dismissed the lawsuit. The plaintiffs noted their appeal on April 11, 2001. The plaintiffs' appeal has been fully briefed and is awaiting oral argument.

In February 2001, Thomas E. Jones and twelve other individuals filed a lawsuit in the North Carolina General Court of Justice, Superior Court Division, of the State of North Carolina, against the Company, three of its subsidiaries, Wendell H. Murphy, Sr., Wendell H. Murphy, Jr., and Joseph W. Luter, III (the Jones Suit). The Jones Suit alleged, among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste disposal lagoons and spray fields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste disposal lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company's motion and dismissed the lawsuit. The plaintiffs noted their appeal on April 11, 2001. The plaintiffs' appeal has been fully briefed and is awaiting oral argument.

Also in February 2001, The Water Keeper Alliance Inc., Thomas E. Jones d/b/a Neuse Riverkeeper, and Neuse River Foundation filed two lawsuits in the United States District Court for the Eastern District of North Carolina against the Company, one of the Company's subsidiaries, and two of that subsidiary's hog production facilities in North Carolina (the Citizens Suits). The Company is named as a defendant in one of these suits. The Citizens Suits allege, among other things, violations of various environmental laws at each facility and the failure to obtain certain federal permits at each facility. The lawsuits seek remediation costs, injunctive relief and substantial civil penalties. The Company and its subsidiaries' motions to dismiss were denied and these cases are set for trial in October 2003. The Company has investigated the allegations made in the Citizens Suits and believes that the outcome of these lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

The Company has also received notices from several organizations, including The Water Keeper Alliance Inc., of their intent to file additional lawsuits against the Company under various federal environmental statutes regulating water quality, air quality, and management of solid waste. These threatened lawsuits may seek civil penalties, injunctive relief and remediation costs. However, the Company is unable to determine whether any of these notices will result in suit being filed.

In March 2001, Eugene C. Anderson and other individuals filed what purports to be a class action in the United States District Court for the Middle District of Florida, Tampa Division, against the Company and Joseph W. Luter, III (the Anderson Suit). The Anderson Suit purports to allege violations of various laws, including the Racketeer Influenced and Corrupt Organizations Act, based on the Company's alleged failure to comply with certain environmental laws. The complaint seeks treble damages that are unspecified. The plaintiffs filed an amended complaint on May 1, 2001. On February 13, 2002, the District Court granted the Company's and Mr. Luter's motion to dismiss, giving the plaintiffs 20 days within which to file an amended complaint. On March 15, 2002, the plaintiffs filed their second amended complaint. On June 24, 2002, the District Court granted the Company's and Mr. Luter's motion to dismiss the plaintiffs' second amended complaint with prejudice and issued an order imposing monetary sanctions against the plaintiffs' attorneys. The plaintiffs noted their appeal on July 24, 2002. The Company continues to believe that the Anderson Suit is baseless and without merit, and the Company will defend the suit vigorously.

The Company believes that all of the litigation described above represents the agenda of special advocacy groups including The Water Keeper Alliance Inc. The plaintiffs in these cases have stated that federal and state environmental agencies have declined to bring any of these suits and, indeed, have criticized these agencies.

The Company has entered into an agreement with the State of North Carolina to commit $15,000 toward a program to develop environmentally superior swine waste management technologies. If the State of North Carolina determines that such a technology is both environmentally superior and economically feasible to construct and operate, then any such technology is required to be implemented on all Company-owned hog farms in North Carolina within three years of a determination. The Company has also agreed to provide financial and technical assistance with implementing any technology determined to be environmentally superior at its contract hog farms. It is possible that once any such determination of environmental superiority and economic feasibility is made, and any technology identified is implemented, that the existing regulatory framework under which the Company operates may be amended to encompass additional technology developments as well.

Note 13 Net Income Per Share

The computation for basic and diluted net income per share follows:

	NET INCOME	WEIGHTED AVERAGE SHARES	PER SHARE
Fiscal 2002			
Net income per basic share	$196,886	108,056	$1.82
Effect of dilutive stock options	—	2,363	—
Net income per diluted share	$196,886	110,419	$1.78
Fiscal 2001			
Net income per basic share	$223,513	108,360	$2.06
Effect of dilutive stock options	—	1,786	—
Net income per diluted share	$223,513	110,146	$2.03
Fiscal 2000			
Net income per basic share	$ 75,112	97,284	$ .77
Effect of dilutive stock options	—	1,488	—
Net income per diluted share	$ 75,112	98,772	$ .76

In fiscal 2002, weighted average shares for the computation of diluted net income per share includes all outstanding stock options. There was no antidilutive effect in fiscal 2002 as all outstanding options had exercise prices in excess of $21.91, the average price of the Company's stock for the fiscal year.

Note 14
Segments

The MPG markets its products to food retailers, distributors, wholesalers, restaurant and hotel chains, other food processors and manufacturers of pharmaceuticals and animal feeds in both domestic and international markets. The HPG supplies raw materials (live hogs) to the hog slaughtering operations of the Company and other outside operations. The following tables present information about the results of operations and the assets of both of the Company's reportable segments for the fiscal years ended April 28, 2002, April 29, 2001 and April 30, 2000. The information contains certain allocations of expenses that the Company deems reasonable and appropriate for the evaluation of results of operations. The Company does not allocate income taxes to segments. Segment assets exclude intersegment account balances as the Company believes that inclusion would be misleading or not meaningful. Management believes all intersegment sales are at prices which approximate market.

	MEAT PROCESSING	HOG PRODUCTION	GENERAL CORPORATE	TOTAL
Fiscal 2002				
Sales	$7,046,936	$1,265,339	$ —	$8,312,275
Intersegment sales	—	(956,156)	—	(956,156)
Depreciation and amortization	102,407	39,244	6,417	148,068
Operating profit (loss)	197,991	266,579	(59,473)	405,097
Gain on sale of IBP common stock	—	—	(7,008)	(7,008)
Interest expense	55,463	17,184	21,679	94,326
Assets	2,363,129	1,343,655	171,214	3,877,998
Capital expenditures	130,308	37,773	2,929	171,010
Fiscal 2001				
Sales	$5,584,572	$1,225,820	$ —	$6,810,392
Intersegment sales	—	(910,465)	—	(910,465)
Depreciation and amortization	85,628	49,380	5,042	140,050
Operating profit (loss)[1]	135,205	281,296	(49,228)	367,273
Gain on sale of IBP common stock	—	—	(79,019)	(79,019)
Interest expense	46,607	23,547	18,820	88,974
Assets	1,743,944	1,282,559	224,385	3,250,888
Capital expenditures	124,923	16,047	3,150	144,120
Fiscal 2000				
Sales	$4,984,010	$ 735,328	$ —	$5,719,338
Intersegment sales	—	(568,869)	—	(568,869)
Depreciation and amortization	73,133	41,288	4,543	118,964
Operating profit (loss)	122,880	99,633	(30,582)	191,931
Interest expense	37,941	26,103	7,900	71,944
Assets	1,613,395	1,319,097	197,121	3,129,613
Capital expenditures	91,925	7,262	1,196	100,383

1 GENERAL CORPORATE EXPENSES INCLUDE $7,500 OF EXPENSES RELATED TO THE ATTEMPTED MERGER WITH IBP AND THE SUBSEQUENT SALE OF IBP COMMON STOCK (NOTE 11).

The following table presents the Company's sales and long-lived assets attributed to operations in the U.S. and international geographic areas.

	2002	2001	2000
Sales:			
U.S.	$6,120,739	$4,639,468	$4,016,749
Canada	751,222	771,969	632,897
Poland	275,191	290,055	344,984
France	208,967	198,435	155,839
Total	$7,356,119	$5,899,927	$5,150,469
Long-lived assets at end of year:			
U.S.	$1,886,775	$1,576,497	$1,545,204
Canada	252,822	229,690	187,092
Poland	149,392	114,041	90,809
France	68,653	66,965	73,782

Note 15
Quarterly Results of Operations (Unaudited)

	FIRST	SECOND	THIRD	FOURTH
Fiscal 2002				
Sales	$1,636,412	$1,670,315	$2,086,325	$1,963,067
Gross profit	255,418	282,982	305,909	248,619
Net income	56,904	60,512	54,531	24,939
Net income per common share[1]				
Basic	$ .54	$ .58	$ .49	$ .23
Diluted	$ .53	$ .56	$ .48	$ .22
Fiscal 2001				
Sales	$1,421,326	$1,430,919	$1,537,372	$1,510,310
Gross profit	229,400	234,796	229,493	255,214
Net income	44,569	44,576	80,849	53,519
Net income per common share[1]				
Basic	$ .41	$ .41	$ .74	$ .50
Diluted	$ .40	$ .40	$ .73	$ .49

1 PER COMMON SHARE AMOUNTS FOR THE QUARTERS AND FULL YEARS HAVE EACH BEEN CALCULATED SEPARATELY. ACCORDINGLY, QUARTERLY AMOUNTS MAY NOT ADD TO THE ANNUAL AMOUNTS BECAUSE OF DIFFERENCES IN THE WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DURING EACH PERIOD.

Report of Management

The management of Smithfield Foods, Inc. and its subsidiaries has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. The financial statements include amounts that are based on management's best estimates and judgements. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's fiscal 2002 financial statements have been audited by Ernst & Young LLP, independent auditors, appointed by the audit committee of the board of directors. Management has made available to Ernst & Young LLP all of the Company's financial records and related data as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibilities among employees and is based upon policies and procedures that are communicated to those with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance and updates this system as it deems necessary.

Management believes that, as of June 4, 2002, the Company's system of internal control is adequate to accomplish the objectives discussed herein.



Joseph W. Luter, III
Chairman and
Chief Executive Officer



C. Larry Pope
President and
Chief Operating Officer



Daniel G. Stevens
Vice President and
Chief Financial Officer

Report of Independent Auditors

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheet of Smithfield Foods, Inc. (a Virginia corporation) and subsidiaries as of April 28, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Smithfield Foods, Inc. and subsidiaries as of April 29, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended April 29, 2001, were audited by other auditors whose report dated June 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Smithfield Foods, Inc. and subsidiaries as of April 28, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, effective April 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Richmond, Virginia
June 4, 2002

Directors

Robert L. Burrus, Jr.
Chairman and Partner in the law firm of
McGuireWoods LLP

Carol T. Crawford
Former Commissioner,
U.S. International Trade Commission

Ray A. Goldberg
Moffett Professor of Agriculture and Business at Harvard Business School

George E. Hamilton, Jr.
Retired; President and Chief Operating Officer of
The Smithfield Packing Company, Incorporated

Joseph W. Luter, III
Chairman of the Board and Chief Executive Officer of Smithfield Foods, Inc.

Wendell H. Murphy
Private Investor, former Chairman of the Board and Chief Executive Officer of Murphy Farms, Inc.

William H. Prestage
Chairman of the Board, President and Chief Executive Officer of Prestage Farms, Inc.

Melvin O. Wright
Advisor to PrimeCorp, Inc.,
a Paris merchant bank

Management Board

Joseph W. Luter, III
Chairman and Chief Executive Officer,
Smithfield Foods, Inc.

C. Larry Pope
President and Chief Operating Officer,
Smithfield Foods, Inc.

Douglas W. Dodds
President,
Schneider Corporation

Jerry H. Godwin
President,
Murphy-Brown, LLC

Richard T. Goodman
President,
Smithfield Deli Group

Robert G. Hofmann, II
President,
North Side Foods Corp.

Morten Jensen
President,
Animex Sp. z.o.o.

Roger R. Kapella
President,
Patrick Cudahy Incorporated

Lewis R. Little
President,
The Smithfield Packing Company, Incorporated

Joseph W. Luter, IV
Executive Vice President,
Smithfield Foods, Inc.

Richard J.M. Poulson
Executive Vice President and
Senior Advisor to the Chairman,
Smithfield Foods, Inc.

Jean A. Quentin
President,
Smithfield France S.A.S.

Joseph B. Sebring
President,
John Morrell & Co.

Timothy A. Seely
President,
Gwaltney of Smithfield, Ltd.

Robert A. Sharpe II
President, International Operations,
Smithfield Foods, Inc.

Robert A. Slavik
Vice President, Sales and Marketing,
Smithfield Foods, Inc.

Daniel G. Stevens
Vice President and Chief Financial Officer,
Smithfield Foods, Inc.

Robert F. Urell
Senior Vice President, Corporate Engineering
and Environmental Affairs,
Smithfield Foods, Inc.

Richard V. Vesta
President,
Packerland Holdings, Inc.

Corporate Officers

Joseph W. Luter, III
Chairman and Chief Executive Officer

C. Larry Pope
President and Chief Operating Officer

Joseph W. Luter, IV
Executive Vice President

Richard J.M. Poulson
Executive Vice President and
Senior Advisor to the Chairman

Robert F. Urell
Senior Vice President, Corporate Engineering
and Environmental Affairs

Robert A. Sharpe II
President, International Operations

Daniel G. Stevens
Vice President and Chief Financial Officer

Mansour T. Zadeh
Chief Information Officer

Elaine C. Abicht
Vice President, Purchasing

Douglas P. Anderson
Vice President, Rendering

Raoul J. Baxter
Vice President, Corporate Development

Bart Ellis
Vice President, Operations Analysis

Jerry Hostetter
Vice President, Investor Relations
and Corporate Communications

Jeffrey M. Luckman
Vice President, Livestock Procurement

William E. Pierce
Vice President, Information Technology

Lawrence L. Shipp
Vice President, Logistics

Robert A. Slavik
Vice President, Sales and Marketing

Dhamu Thamodaran
Vice President, Price-Risk Management

Dennis H. Treacy
Vice President, Environmental Affairs
and Government Relations

Michael H. Cole
Secretary and Associate General Counsel

Jeffrey A. Deel
Corporate Controller

Orville G. Lunking
Corporate Treasurer

Corporate Information

Common Stock Data

The Common Stock of the Company has traded on The New York Stock Exchange under the symbol "SFD" since September 28, 1999. Prior to that the Common Stock traded on The Nasdaq National Market under the symbol "SFDS." The following table shows the high and low sales prices of the Common Stock of the Company for each quarter of fiscal 2002 and 2001.

	2002		2001	
	HIGH	LOW	HIGH	LOW
First	$22.50	$16.83	$14.88	$10.19
Second	23.86	19.25	14.58	11.66
Third	26.93	19.85	16.65	13.32
Fourth	26.25	20.25	19.05	13.78

Smithfield Foods, Inc. has not paid dividends on its common stock since its incorporation.

Corporate Headquarters

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
757-365-3000

Transfer Agent and Registrar

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
312-588-4700

Independent Public Auditors

Ernst & Young LLP
One James Center, Suite 1000
901 East Cary Street
Richmond, VA 23219

Annual Meeting

The Annual Meeting of Shareholders will be held on August 28, 2002 at 2 p.m. at The Jefferson Hotel, Franklin and Adams Streets, Richmond, Virginia.

Form 10-K Report

Copies of the Company's Form 10-K Annual Report are available without charge, upon written request to:
Corporate Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Investor Relations

Inquiries about investor related information should be directed to:
Vice President of Investor Relations
Smithfield Foods, Inc.
499 Park Avenue, 5th Floor
New York, NY 10022
212-758-2100

DESIGNED AND WRITTEN BY RKCI (ROBINSON KURTIN COMMUNICATIONS) PHOTOGRAPHY: PEGGY AND RON BARNETT

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
757.365.3000



